Exhibit 99.1

Fresenius Medical Care AG
Hof (Saale)

ISIN: DE0005785802 // WKN: 578580
ISIN: US3580291066 // CUSIP: 358029106

Invitation to the Annual General Meeting

We hereby invite our shareholders to the Annual General Meeting of Fresenius Medical Care AG (hereinafter also "**Company**"). The General Meeting will be held as a physical meeting on **Thursday, 16 May 2024 at 10:00 hours Central European Summer Time (CEST)** at the Congress Center Messe Frankfurt, Ludwig-Erhard-Anlage 1, 60327 Frankfurt am Main, Germany.

I. Agenda

1. Presentation of the adopted annual financial statements and the approved consolidated financial statements, the management reports for Fresenius Medical Care AG and the group, the explanatory report by the Management Board on the information pursuant to sec. 289a, 315a of the German Commercial Code (*Handelsgesetzbuch*) and the report by the Supervisory Board of Fresenius Medical Care AG for fiscal year 2023

The aforementioned documents are available from the time the Annual General Meeting is convened on the Company's website at:

www.freseniusmedicalcare.com/en/agm

The aforementioned documents will also be available for inspection by shareholders at the Annual General Meeting and will be explained in more detail there.

The Supervisory Board has approved the annual financial statements and the consolidated financial statements prepared by the Management Board. Therefore, the annual financial statements are adopted in accordance with sec. 172 German Stock Corporation Act (*Aktiengesetz* – "**AktG**"). In accordance with statutory provisions, there will therefore be no resolution in respect of this agenda item.

2. Resolution on the allocation of distributable profit

The Management Board and the Supervisory Board propose to allocate the distributable profit of Fresenius Medical Care AG for fiscal year 2023 as reported in the annual financial statements as follows:

Payment of a dividend of EUR 1.19 for each of the 293,413,449 shares entitled to dividend	EUR	349,162,004.31
Profit carried forward to new account	EUR	1,256,013,033.69
Distributable profit	EUR	1,605,175,038.00

If the number of no-par value shares entitled to dividend for fiscal year 2023 changes prior to the Annual General Meeting, the Annual General Meeting will be presented with a proposal that will be adjusted accordingly with an unchanged dividend of EUR 1.19 for each no-par value share entitled to dividend and adjusted amounts for the dividend sum and the profit carried forward to new account. Payment of the dividend is due on 22 May 2024. 3. Resolution on the approval of the actions of the former General Partner Fresenius Medical Care Management AG for fiscal year 2023 In fiscal year 2023, the Company existed as a partnership limited by shares (Kom-manditgesellschaft auf Aktien) under the name “Fresenius Medical Care AG & Co. KGaA” until the change of legal form (Formwechsel) into the legal form of a stock corporation (Aktiengesellschaft) became effective upon registration with the commercial register (Handelsregister) on 30 November 2023. Until this point in time, the management of the Company in fiscal year 2023 was carried out by its former General Partner, Fresenius Medical Care Management AG, which exited the Company upon the change of legal form becoming effective. The Management Board and the Supervisory Board propose to approve the actions of the former General Partner of the Company in fiscal year 2023 for the period until the change of legal form of the Company became effective on 30 November 2023. 4. Resolution on the approval of the actions of the members of the Management Board of Fresenius Medical Care AG for fiscal year 2023 Since the change of legal form of the Company into the legal form of a stock corporation has become effective upon registration with the commercial register on 30 November 2023, the Company operates under the name “Fresenius Medical Care AG”. From that time on, the management of the Company has been carried out by its Management Board. The Management Board and the Supervisory Board propose to approve the actions of the members of the Management Board of Fresenius Medical Care AG in fiscal year 2023 for the period after the change of legal form of the Company became effective on 30 November 2023. 5. Resolution on the approval of the actions of the members of the Supervisory Board of Fresenius Medical Care AG & Co. KGaA for fiscal year 2023 The Management Board and the Supervisory Board propose to approve the actions of the members of the Supervisory Board of Fresenius Medical Care AG & Co. KGaA in fiscal year 2023 for the period until the change of legal form of the Company into Frese-nius Medical Care AG became effective on 30 November 2023. 6. Resolution on the approval of the actions of the members of the Supervisory Board of Fresenius Medical Care AG for fiscal year 2023 The Management Board and the Supervisory Board propose to approve the actions of the members of the Supervisory Board of Fresenius Medical Care AG in fiscal year 2023 for the period after the change of legal form of the Company into Fresenius Medical Care AG became effective on 30 November 2023.

7. Election of the auditor and group auditor for fiscal year 2024, the auditor of the sustainability reporting for fiscal year 2024 as well as the auditor for the potential review of the half-year financial report for fiscal year 2024 and other interim finan-cial information The Supervisory Board – based on the recommendation of its Audit Committee (Prüfungsausschuss) – proposes to elect PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, – as auditor and group auditor for fiscal year 2024, – as auditor of the sustainability reporting for fiscal year 2024, – as auditor for the potential review of the half-year financial report and other interim financial information for fiscal year 2024 prepared after the Annual General Meet-ing 2024, and – as auditor for the potential review of interim financial information for fiscal year 2025 prepared prior to the Annual General Meeting 2025. The auditor of the sustainability reporting is elected as a matter of precaution in case the German legislator, in implementing Art. 37 of the Directive 2006/43/EC of the European Parliament and of the Council of 17 May 2006 (Statutory Audit Directive) in the version of the Directive (EU) 2022/2464 of the European Parliament and of the Council of 14 December 2022 on corporate sustainability reporting (Corporate Sustainability Reporting Directive), should require an explicit election of this auditor by the General Meeting, i.e., the German implementation law should not provide for the audit of the sustainability reporting by the (statutory) auditor anyway. The Audit Committee stated that its recommendation is free from undue influence by a third party and that no clause restricting the choice in the meaning of Article 16 (6) of the Regulation (EU) No. 537/2014 of the European Parliament and the Council of 16 April 2014 on specific requirements regarding statutory audit of public-interest entities and repealing Commission Decision 2005/909/EC (EU Statutory Audit Regulation) has been imposed upon it. 8. Resolution on the approval of the compensation report for fiscal year 2023 The Management Board and the Supervisory Board of listed companies must annually prepare a compensation report in accordance with sec. 162 AktG and submit the com-pensation report to the Annual General Meeting for approval pursuant to sec. 120a (4) AktG. The compensation report of the Company for fiscal year 2023 was reviewed by the au-ditor pursuant to sec. 162 (3) AktG to determine whether the legally required disclosures pursuant to sec. 162 (1) and (2) AktG were made. In addition to the statutory require-ments, the content of the compensation report was also reviewed by the auditor on a voluntary basis. A corresponding auditor’s report on the compensation report is attached to the compensation report. The compensation report for fiscal year 2023 including the auditor’s report is included as an annex to this agenda item 8 following the agenda under Section II.1 of this invita-tion. It is part of this invitation to the Annual General Meeting and is also available on the Company’s website at:

www.freseniusmedicalcare.com/en/agm Furthermore, the compensation report will also be available at the Annual General Meet-ing. The Management Board and the Supervisory Board propose to approve the compensa-tion report for fiscal year 2023, prepared and audited in accordance with sec. 162 AktG. 9. Resolution on the approval of the compensation system for the members of the Management Board Pursuant to sec. 120a (1) sentence 1 AktG, the General Meeting of a listed company must resolve on the approval of the compensation system for the members of the Man-agement Board presented by the Supervisory Board whenever there is a significant change, but at least every four (4) years. The previous compensation system for the members of the Management Board (Com-pensation System 2020+) was adopted by the Annual General Meeting of the Company on 27 August 2020. Pursuant to the resolution of the extraordinary general meeting of the Company as of 14 July 2023 on the change of legal form into the legal form of a stock corporation, this resolution on the approval of the Compensation System 2020+ continues to apply to Fresenius Medical Care AG, considering the changed organisa-tional structure due to the change of legal form and the withdrawal of the General Partner and, in all other respects, unchanged in terms of content. The Supervisory Board further developed the previous Compensation System 2020+ and – based on the recommendation of its Compensation Committee – resolved on a new compensation system for the members of the Management Board which shall be applicable with effect from 1 January 2024 (Compensation System 2024+). The Compensation System 2024+ is part of this invitation to the Annual General Meeting and is published as annex to this agenda item 9 following the agenda in Section II.2 and explained in detail. The main differences to the previous Compensation System 2020+ are also set out in detail therein. The Supervisory Board – based on the recommendation of its Compensation Committee – proposes to approve the compensation system for the members of the Management Board (Compensation System 2024+) submitted to the Annual General Meeting and published under Section II.2 as annex to this agenda item 9. 10. Resolution on the remuneration of the members of the Supervisory Board as well as a corresponding amendment of Article 14 of the Articles of Association of the Company In accordance with sec. 113 (3) sentences 1 and 2 AktG, the General Meeting of a listed company must resolve on the remuneration of the members of the Supervisory Board at least every four years. The last resolution on the remuneration of the members of the Supervisory Board of the Company was passed by the Annual General Meeting of the Company on 27 August 2020. The Annual General Meeting is therefore scheduled to pass another resolution on the remuneration of the members of the Supervisory Board. The remuneration of the members of the Supervisory Board of the Company is set out in Article 14 of the Articles of Association of the Company. The remuneration of the members of the Supervisory Board shall be adjusted with effect as of 1 July 2024 and increased moderately overall in order to appropriately take into account the further increased demands regarding the responsibilities of the Supervisory Board and certain Supervisory Board committees as well as the corresponding increase in time expenditure. At the same time, the aim is to ensure that the Company remains competitive in the competition for highly qualified Supervisory Board candidates. The currency of the remuneration shall be changed from US dollars (USD) to euros (EUR). The fixed remuneration for each Supervisory Board member of currently USD 160,000.00 per year shall be increased to EUR 170,000.00 per year. The members of the Audit Committee (Prüfungsausschuss) and the Presiding Committee (Präsidi-alausschuss) shall receive EUR 55,000.00 per year instead of USD 40,000.00 per year for their work in each of these committees. The remuneration for serving as a member of the Compensation Committee (Vergütungsausschuss) and the Nomination Commit-tee (Nominierungsausschuss) as well as any other committee shall in principle remain unchanged; only the currency shall be changed from US dollars to euros. The separate remuneration for the deputy chairpersonship of committees of the Supervisory Board shall be cancelled. No additional remuneration shall be paid for serving as a member of the Mediation Committee (Vermittlungsausschuss). Otherwise, the remuneration for the members of the Supervisory Board shall remain unchanged. In particular, the remuneration shall continue to solely consist of a fixed remuneration. The remuneration system for the Supervisory Board is part of this invitation and is pub-lished and described in detail as an annex to this agenda item 10 following the agenda under Section II.3. The main differences to the previous remuneration system for the Supervisory Board are also described therein. The Management Board and the Supervisory Board propose to adopt the remuneration system for the members of the Supervisory Board submitted to the Annual General Meeting and published under Section II.3 as an annex to agenda item 10 with effect as of 1 July 2024 and to amend Article 14 (1) through (3) of the Articles of Association of the Company as follows: “(1) Each member of the Supervisory Board shall receive a fixed fee of EUR 170,000.00 per annum for each full fiscal year. (2) The chairperson of the Supervisory Board shall receive an additional remuneration in the amount of EUR 170,000.00 and the deputy chairperson shall receive an additional remuneration in the amount of EUR 85,000.00. (3) As a member of the Audit Committee or the Presiding Committee, a member of the Supervisory Board shall receive an additional amount of EUR 55,000.00 per year; the chairperson of the Audit Committee and the chairperson of the Presiding Committee shall each receive twice this remuneration. As a member of the Com-pensation Committee or the Nomination Committee or any other committee of the Supervisory Board, a member of the Supervisory Board shall receive an additional amount of EUR 40,000.00 per year; the chairperson of such a committee shall receive twice this remuneration. As a member of the Mediation Committee, a Su-pervisory Board member receives no additional remuneration.” The aforementioned amendments to Article 14 (1) through (3) of the Articles of Associ-ation shall become effective as of 1 July 2024. Otherwise, Article 14 of the Articles of Association remains unchanged.

11. Resolution on an amendment of Article 16 (1) of the Articles of Association of the Company (Attendance at the General Meeting and Exercise of the Voting Right) due to an amendment of the German Stock Corporation Act The requirements set out in sec. 123 (4) sentence 2 AktG for attending the General Meeting and exercising voting rights were amended by the Act on Financing of Invest-ments to secure the Future (Future Financing Act; Zukunftsfinanzierungsgesetz) which became effective in December 2023. According to the amended sec. 123 (4) sentence 2 AktG, the evidence of shareholding for bearer shares of listed companies pursuant to sec. 67c (3) AktG must now refer to the close of business on the 22nd day prior to the General Meeting, instead of the beginning of the 21st day prior to the General Meeting. The amendment to the law was made solely for the purpose of aligning it with the defi-nition of the record date provided for in the underlying EU Implementing Regulation. It does not entail a material change to the date relevant for the record date to which the evidence of entitlement must refer to. According to Article 16 (1) sentence 3 of the Articles of Association in its current version, the evidence of entitlement must relate to the beginning of the 21st day (12:00 a.m. (mid-night) at the registered office of the Company) prior to the General Meeting. Article 16 (1) sentence 3 of the Articles of Association shall be amended to reflect the amended word-ing of sec. 123 (4) sentence 2 AktG. The Management Board and the Supervisory Board propose to adopt the following res-olution: Article 16 (1) sentence 3 of the Articles of Association of the Company shall be revised as follows: “The evidence must relate to the close of business on the 22nd day prior to the General Meeting.” Otherwise, Article 16 (1) of the Articles of Association remains unchanged. II. Annexes and further information on the agenda items 1. Annex to agenda item 8: Compensation report for fiscal year 2023 (Convenience Translation) Introduction The Compensation Report of Fresenius Medical Care AG (Company) for the fiscal year 2023 (Fiscal Year) was prepared in accordance with the requirements of Section 162 of the German Stock Corporation Act (Aktiengesetz – AktG). The Compensation Report includes individualized and comprehensive information on the compensation within the meaning of Section 162 paragraph 1 AktG awarded and due to current and former mem-bers of the management board and of the supervisory board in the Fiscal Year and benefits within the meaning of Section 162 paragraph 2 AktG awarded or promised to members of the management board. PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft (PwC) audited the Compensation Report from a formal perspective pursuant to Section 162 paragraph 3 AktG. In addition to such audit from a formal perspective which is required by law with respect to the existence of the information required by law, PwC was instructed to carry out an audit from a substantive perspective of such information included in the Compen-sation Report. The auditor’s report is annexed to this Compensation Report. The 2023 Annual General Meeting (AGM) of the Company approved the Compensation Report for 2022 with a majority of approximately 61.08% of the votes cast. The relatively low approval rate compared to the previous year (approximately 94.87%) is, as far as can be seen, due to criticism from shareholders regarding the amount of compensation awarded to a former member of the Management Board in 2022. This did not relate to the manner of reporting. The management board of the Company (Management Board) and the supervisory board of the Company (Supervisory Board) are therefore reaffirmed in the manner of reporting. The structure of the Compensation Report for the Fiscal Year and the level of detail of the information provided are essentially the same as in the previous year. As scheduled, the Supervisory Board will submit a completely reviewed and revised compensation system for approval at the Company’s 2024 AGM, which will apply to the compensation of the Management Board from 2024 (Compensation System 2024+). An outlook for the Compensation System 2024+ can be found at the end of this Compen-sation Report in the section “Outlook for compensation-related changes.” The Fiscal Year in retrospect The compensation awarded and due to the members of the Management Board in the Fiscal Year rewarded their performance in achieving the strategic goals in the Fiscal Year. At the same time, it provided effective incentives for the long-term value-creation of the Company – taking into account the interests of patients, shareholders, employees and other stakeholders. Therefore, the compensation of the members of the Manage-ment Board made a significant contribution to promoting the business strategy and the long-term sustainable development of the Company and the group. Business performance and economic environment The general conditions for the business of Fresenius Medical Care stabilized over the course of the Fiscal Year and in some cases developed better than expected. However, the overall economic environment remained challenging in the Fiscal Year and, as in 2022, business performance was impacted by inflation-related cost increases and unfavorable exchange rate effects. The government support received in 2022 in connection with the COVID-19 pandemic, particularly in the U.S., was also discontinued in the Fiscal Year. Despite these macroeconomic challenges, the Fiscal Year evidenced a trend towards improving treatment volumes globally. Also, both the labor market in the U.S. and the inflationary environment stabilized. The positive effects of the far-reaching turnaround measures introduced had an oppos-ing effect to these burdens. Growing savings in connection with the “FME25” transfor-mation program, an accelerated improvement in operating performance in the course of the Fiscal Year and the positive effect of the Tricare settlement with the U.S. government led to an increase in the earnings forecast over the course of the year. At the end of the Fiscal Year, the financial forecasts were achieved or exceeded.

Short-term incentive target achievement for the Fiscal Year The business performance in the Fiscal Year was reflected by an overall target achieve-ment of 115.40% for the short-term variable compensation component (short-term in-centive) for the Fiscal Year. For further details see the section “Short-term incentive – MBBP 2020+.” Long-term incentive target achievement for the performance period ending at the end of the Fiscal Year The performance period of the allocation made in 2021 under the Management Board Long Term Incentive Plan 2020 (MB LTIP 2020) as a long-term variable compensation component (long-term incentive) ended upon the end of the Fiscal Year. The target achievement was governed by the 2021, 2022 and 2023 performance periods. The an-nual target values and the target achievement were each as shown in the following table: The compensation under the MB LTIP 2020 vests on the third anniversary after the respective allocation and is required to be invested in shares of the Company acquired on the stock exchange which are to be held for at least one year. In accordance with recommendation G.10 of the German Corporate Governance Code (GCGC), the mem-bers of the Management board cannot dispose of the corresponding amounts before four years have passed since the respective allocation. The amounts to be invested in shares of the Company from the allocation for 2021 can be determined only after vesting in 2024 and will be disclosed in the Compensation Report for 2024. Details on the amounts to be invested in shares of the Company in the Fiscal Year from the allocation for 2020 can be found in the section “Vested amounts (Allocation 2020).”

Page 9 Compensation-relevant changes in the Management Board The company has completed the realignment of its operating model under the FME25 program and, since the beginning of the Fiscal Year, has been operating under a significantly simplified structure with two global segments: Care Enablement and Care Delivery. The allocation of responsibilities of the Management Board had already been adjusted to the realigned operating model as of January 1, 2022. As in the previous year, the elimination of Management Board functions with regional re-sponsibility associated with the realignment of the operating model meant that the short-term incentive for the Fiscal Year for all members of the Management Board in accordance with the applicable “Compensation System 2020+” was exclusively subject to performance targets that were measured at Group level (globally) and no longer also partially at regional level. Mr. Martin Fischer has been appointed as the new Chief Financial Officer (CFO) of Fresenius Medical Care with effect from October 1, 2023. Mr. Fischer took over this role from Ms. Helen Giza, who was appointed Chairwoman of the Management Board in December 2022 and continued in the CFO role on an interim basis until the end of September 30, 2023. The member of the Management Board Mr. William Valle left the Management Board at the end of the Fiscal Year. Mr. Valle has been succeeded by Mr. Craig Cordola, who has been appointed a member of the Management Board effective January 1, 2024. More detailed information on the agreements concluded with Mr. Valle in con-nection with his departure from the Management Board can be found in the section “Agreements with a member of the Management Board who resigned from office at the end of the Fiscal Year.” In this Compensation Report, the compensation for Mr. Valle is reported together with the compensation of the current members of the Man-agement Board because Mr. Valle was a member of the Management Board for the entire Fiscal Year. This is in line with previous practice in comparable cases. The Company’s structure and corporate bodies’ compensa-tion Until November 30, 2023, the Company had the legal form of a partnership limited by shares (KGaA) with the company name “Fresenius Medical Care AG & Co. KGaA”. The business of the Company in the legal form of a KGaA was managed by its general partner, Fresenius Medical Care Management AG (General Partner), rep-resented by its management board. In the legal form of a KGaA, the Company did not have its own management board. The Extraordinary General Meeting of the Company on July 14, 2023 resolved to convert the Company into a stock corporation (Aktiengesellschaft – AG) by way of a change of legal form in accordance with the provisions of the German Transfor-mation Act (Umwandlungsgesetz) (change of legal form). The change of legal form became effective upon registration with the commercial register of the competent local court in Hof (Saale), Germany, on November 30, 2023. Since then, the

42137067 Page 10 Company has had the legal form of an AG with the company name “Fresenius Med-ical Care AG”. The General Partner Fresenius Medical Care Management AG exited the Company when the change of the Company’s legal form became effective. The management of the Company and the conduct of its business are now no longer the responsibility of a general partner, but of the Company’s Management Board. The members of the management board of the General Partner exited the General Partner in the course of the change of legal form and were appointed as members of the Company’s Management Board by the Supervisory Board of the Company. The service agreements of the members of the Management Board were transferred from the General Partner to the Company at unchanged conditions. The change of legal form therefore does not lead to any changes in the compensation of the mem-bers of the Management Board. For further information on the change of legal form and the Company’s corporate governance as well as on the corporate bodies of the Company and their composi-tion, see the Company’s Declaration on Corporate Governance (Erklärung zur Un-ternehmensführung) for the Fiscal Year, which is publicly available on the Com-pany’s website. Against this background, the Company’s Compensation Report for the Fiscal Year includes both information on the compensation of the members of the management board of Fresenius Medical Care Management AG, insofar as it was the general partner of the Company in the Fiscal Year (i.e., until the change of the Company’s legal form took effect on November 30, 2023), and information on the compensation of the members of the Company’s Management Board since the change of legal form took effect. Information on the Management Board in this Compensation Report relates to the management board of the General Partner for the period until the change of legal form took effect and to the Management Board of the Company for the period after the change of legal form took effect. As in previous years, the Company’s Compensation Report also includes infor-mation on the compensation of the members of the supervisory board of Fresenius Medical Care Management AG in addition to information on the compensation of the members of the Supervisory Board of the Company. However, information on the compensation of the members of the supervisory board of Fresenius Medical Care Management AG is limited to the period for which it was the general partner of the Company (i.e., until the change of the Company’s legal form took effect on Novem-ber 30, 2023). The corresponding information can be found in the section “Compen-sation of the members of the supervisory board.” General Partner’s compensation Pursuant to Article 7 paragraph 4 of the Company’s Articles of Association as in effect until the Company’s change of legal form, Fresenius Medical Care Manage-ment AG as general partner received non-profit-and-loss-related annual

42137067 Page 11 compensation of 4% of its share capital for managing the Company’s affairs and the liability associated therewith. The claim only existed for the period until the change of the Company’s legal form took effect and the General Partner exited the Com-pany, i.e. for the period until November 30, 2023. The General Partner’s share cap-ital amounted to €3 M in the Fiscal Year. The compensation due in this respect in the Fiscal Year was therefore €110 THOUS. In addition, pursuant to Article 7 paragraph 3 of the Company’s Articles of Associa-tion in the version applicable until the effectiveness of the Company’s change of legal form, the General Partner was reimbursed for any expenses incurred in con-nection with managing the Company’s affairs until November 30, 2023. This in-cludes, in particular, the compensation of the members of its management board and its supervisory board. Compensation Governance of the members of the Management Board Until effectiveness of the Company’s change of legal form on November 30, 2023, the General Partner’s supervisory board was responsible for determining the com-pensation of the members of the Management Board. The General Partner’s super-visory board was supported in this by a personnel committee established from among its members, the Human Resources Committee, which was also responsible for the tasks of a compensation committee. The Human Resources Committee con-sisted of Mr. Michael Sen (Chairman), Dr. Dieter Schenk (Deputy Chairman) and Mr. Rolf A. Classon. Since the Company’s change of legal form took effect, the Company’s Supervisory Board has been responsible for determining the compensation of the members of the Management Board. The Company’s Supervisory Board is supported in this by the Compensation Committee formed from among its members, which as a rule in-cludes two shareholder representatives and two employee representatives from the Supervisory Board. In the Fiscal Year, only the shareholder representatives Ms. Pascale Witz (Chairwoman) and Mr. Shervin J. Korangy (both since the change of legal form took effect) have been members of the Compensation Committee. Resolutions on the determination of compensation were or are passed by the rele-vant supervisory board as a whole. The Human Resources Committee of the super-visory board of the General Partner and the Compensation Committee of the Super-visory Board of the Company prepared or prepare the resolutions. The Supervisory Board of the Company in the legal form of an AG has adopted the resolutions of the supervisory board of the General Partner concerning the compen-sation of the members of the Management Board. This also applies in particular to the respective plan terms that apply to the short-term and long-term incentives of the members of the Management Board. In this respect, too, the Company’s change of legal form does not result in any changes to the compensation of the members of the Management Board.

42137067 Page 12 Unless otherwise indicated, the following information on the compensation of the members of the Management Board relates to the members of the Management Board of the Company currently in office or in office until the end of the Fiscal Year. In the Fiscal Year until the change of the Company’s legal form took effect, these were each members of the management board of the General Partner. For the amounts, see the section “Compensation tables for the current Management Board members and members in office until the end of the Fiscal Year.” For information on compensation of former members of the Management Board of the Company or of the management board of the General Partner in the Fiscal Year, including the amounts of such compensation, see the section “Former Management Board members’ compensation.” Compensation systems applying to compensation in the Fiscal Year The compensation of the Management Board members for the Fiscal Year was de-termined in accordance with the “Compensation System 2020+”, which was ap-proved by the Company’s AGM on August 27, 2020 with a majority of more than 95% of the votes cast and implemented in the service agreements of the members of the Management Board. The compensation components awarded and due in the Fiscal Year under the provisions of the Compensation System 2020+ are in accord-ance with the Compensation System 2020+. Details of the Compensation System 2020+ are available on the Company’s website at www.freseniusmedicalcare.com/en/about-us/management-board/compensation/. The main elements of the Compensation System 2020+ are also set out in this Com-pensation Report in the section “The Compensation System 2020+.” The Compensation System 2020+ and the compensation awarded or due in the Fis-cal Year are in each case in accordance with the relevant recommendations of the GCGC in the version dated April 28, 2022. Any deviations from the recommenda-tions of the GCGC are disclosed in accordance with legal requirements. To the extent that compensation based on multi-year variable compensation which had been allocated prior to the applicability of the Compensation System 2020+ was paid out to members of the Management Board in the Fiscal Year, this was done in accordance with the respectively applicable compensation systems previously ap-proved by the Company’s AGM. See the section “Variable compensation components from allocations made prior to the Compensation System 2020+” for details on such multi-year variable compen-sation. Horizontal and vertical compensation reviews In determining the individual Management Board members’ total compensation, the Supervisory Board takes into account their different functions and responsibilities within the Management Board and the Company’s economic situation. Furthermore,

42137067 Page 13 the Supervisory Board takes into account that the total compensation should also be appropriate considering the relevant market practice and benchmarks, using results of vertical and horizontal compensation reviews and external benchmark data. In addition, the total compensation contractually agreed with each member of the Man-agement Board takes into account the best interest of the Company to retain the Management Board members and to attract potential new candidates for the Man-agement Board. In order to assess the appropriateness of the compensation system and the individ-ual compensation of the Management Board members, the Supervisory Board con-ducts a horizontal review of compensation amounts and structures. The amounts of the target total direct compensation (base salary and the target short-term incentive amount and the allocation amount under the long-term incentive) and the relevant underlying components contractually agreed with each member of the Management Board are compared to compensation market data of companies of a comparable sector, country-coverage and size. To this end, the base salary as well as the target amounts of the variable compensation components of the Management Board mem-bers are benchmarked against those of companies of relevant peer groups, which include DAX companies as well as U.S. companies that operate in a comparable sector and are of a comparable size. In view of the change in the Company’s index membership from DAX to MDAX in the Fiscal Year, also the corresponding compen-sation data for MDAX companies was used. For the Fiscal Year, the DAX and MDAX companies in the composition of December 31, 2022 and – depending on the spe-cific tasks of the relevant member of the Management Board – the following compa-nies listed in the U.S. were used: Baxter International Inc., Boston Scientific Corpo-ration, Cigna Corporation, CVS Health Corporation, DaVita Inc., Elevance Health, Inc. (previously Anthem Inc.), Encompass Health Corporation, Humana Inc., McKesson Corporation, Medtronic plc and UnitedHealth Group Incorporated. The Supervisory Board also conducts a vertical review with respect to the compen-sation levels of the Company’s employees when determining the compensation sys-tem and the compensation of the Management Board members. For this purpose, the ratio between the average compensation of the Management Board and that of the upper management of the Company’s group in Germany was determined for the Fiscal Year in accordance with the Compensation System 2020+. The “upper man-agement of the Company’s group in Germany” included all employees having a po-sition of Vice President and above and reporting to a Management Board member. In addition, the ratios between the average compensation of the Management Board, of the employees of the Company’s group in Germany and of the employees of the Company’s group worldwide were determined. When conducting the vertical review, the Supervisory Board in accordance with recommendation G.4 of the GCGC also took into account the development of compensation levels over time. On the basis of the compensation reviews it carried out in the Fiscal Year, the Su-pervisory Board came to the conclusion that the compensation of the Management Board is appropriate in terms of both its structure and amount.

42137067 Page 14 The Compensation System 2020+ The guiding principles and components of the Compensation System 2020+ and the compensation structure as well as the caps and maximum compensation under the Compensation System 2020+ are described in detail below. Guiding principles of the Compensation System 2020+ The objective of the Compensation System 2020+ is to enable the members of the Management Board to participate reasonably in a sustainable and long-term devel-opment of the company’s business and to reward them based on their duties and performance as well as their success in managing the company’s economic and financial position giving due regard to the peer environment, and to make a signifi-cant contribution to the implementation and further development of the business strategy. The Compensation System 2020+ was developed based on the following guiding principles. Due to the realignment of the operating model under the FME25 program and the associated elimination of Management Board functions with regional respon-sibility, only global and no regional performance targets were applied in the Fiscal Year, as in the previous year. Further, the Compensation System 2020+ also com-plies with the recommendations of the GCGC in the currently applicable version of April 28, 2022.

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42137067 Page 16 Components of the Compensation System 2020+ The following overview shows the compensation components and further design el-ements of the Compensation System 2020+, which are described in more detail be-low. Compensation structure under the Compensation System 2020+ The compensation structure of the target total direct compensation for a full fiscal year consists of 29% base salary, 31% short-term incentive and 40% long-term in-centive.

42137067 Page 17 Owing to a 71% share of performance-based variable compensation components in the target total direct compensation, the compensation of the Management Board is, as a whole, performance-based. Owing to a 40 % long-term incentive share (i.e., 56 % of variable compensation components) in the target total direct compensation, the compensation of the Management Board is geared to promoting sustainable and long-term corporate development. Caps and maximum compensation The Management Board members’ total compensation under the Compensation System 2020+ is limited, for one thing, by a cap applying to each variable compen-sation component and, for another, by maximum compensation. For the short-term incentive, the target achievement and payout are capped at 120% of the relevant target amount. For the long-term incentive, the target achievement is capped at 200% for each allocation. In addition, the amounts received from each allocation of the long-term incentive are capped at 400% of the allocation amount, thus also capping the opportunity of benefiting from the Company’s share price de-velopment in the relevant vesting period. The Supervisory Board has further agreed a cap option for the variable compensation components in the event that extraordi-nary developments occur. In the Fiscal Year, there was no reason for the Supervi-sory Board to make use of this cap option. The Compensation System 2020+ provides for a maximum amount of total compen-sation for each member of the Management Board (maximum compensation). Such maximum compensation limits the amounts potentially paid out to and received by a member of the Management Board as compensation from determinations or allo-cations for a fiscal year, irrespective of the dates on which such amounts are paid out or received. The maximum compensation takes into account all amounts paid out and received under the fixed and variable compensation components and the pension expense of the pension commitment attributable to the relevant fiscal year.

42137067 Page 18 A Management Board member’s maximum compensation may be lower than the sum of the potentially achievable payouts from the individual compensation compo-nents determined or allocated for a fiscal year. The caps and maximum compensation under the Compensation System 2020+ are shown in the following chart: The maximum compensation for a fiscal year is determined based on the currency of the base salary as specified in the relevant Management Board member’s service agreement. Under the Compensation System 2020+ and the allocation of responsi-bilities on which it is based, and in accordance with the respective service agree-ment, it amounts to €12,000 THOUS or $13,434 THOUS for the Chairperson of the Management Board (CEO), €9,500 THOUS or $10,635 THOUS for the CEO North America (now responsible for Care Delivery) and €7,000 THOUS or $7,836 THOUS for any other Management Board function. Compliance with maximum compensation (Allocations 2020) Compliance with the maximum compensation under the Compensation System 2020+ could for the first time be reviewed in the Fiscal Year since the vesting period for the long-term incentive allocated in 2020 only ended in the Fiscal Year and the amount earned in this respect was determined. The individual maximum compensa-tion amounts for the respective members of the Management Board for 2020 were in each case complied with. It was not necessary to reduce the payout amount of

42137067 Page 19 the long-term incentive (as provided for in the Compensation System 2020+ in order to avoid exceeding the maximum compensation if necessary). The details are shown in the following table: Malus and clawback Under the Compensation System 2020+, the Supervisory Board is entitled to with-hold or reclaim variable compensation components in cases of a Management Board member’s misconduct or non-compliance with his or her duties or internal Company

42137067 Page 20 guidelines, considering the characteristics of the individual case. Within this frame-work, the Supervisory Board ensures that contractual provisions are in place deter-mining detailed requirements for withholding or reclaiming variable compensation components and setting forth the consequences thereof, including the forfeiture, in full or in part, of all or some variable compensation components. In the Fiscal Year, there was no reason for the Supervisory Board to make use of these authorizations. Management Board members’ compensation The compensation awarded or due in the Fiscal Year to the current Management Board members and members in office until the end of the Fiscal Year will be de-scribed in more detail below. Tables showing their respective total compensation are set out in the section “Compensation tables for the current Management Board mem-bers and members in office until the end of the Fiscal Year.” Information on the com-pensation for Management Board members that ceased to hold office before expiry of the Fiscal Year are set out in the section “Former Management Board members’ compensation.” The compensation awarded and due to the members of the Management Board in the Fiscal Year consisted of fixed and variable components: – fixed compensation, consisting of a base salary and fringe benefits, – one-year variable compensation (short-term incentive) and – multi-year variable compensation (long-term incentive), consisting of payments under share-based cash-settled compensation allocated in previous years. Fixed compensation components The Management Board members receive a base salary and fringe benefits as fixed compensation components. In the Fiscal Year, the fringe benefits awarded or due to the Management Board members under their individual service agreements mainly comprised the private use of company cars or the payment of a mobility allowance, housing, rent and re-location payments, reimbursement of fees for the preparation of tax returns, reim-bursement of charges, contributions to pension schemes (other than the pension commitments set out herein), contributions to accident, life and health insurances or other insurances as well as tax equalization compensation due to varying tax rates applicable in Germany and the country in which the relevant Management Board member is personally taxable. See the section “Further information” for details of such tax equalization compensation. In addition, individual contractual pension commitments have been made to individ-ual Management Board members. Payments to the Management Board members

42137067 Page 21 under pension commitments will only become due when the covered event occurs. The pension commitments are set out in the section “Pension commitments.” Variable compensation components The variable compensation components under the Compensation System 2020+ comprise a short-term and a long-term incentive, the latter of which providing for the mandatory holding of shares in the Company. Compensation from this long-term incentive component was earned for the first time in the Fiscal Year and had to be invested in shares in the Company acquired on the stock exchange which must be held for at least one year. Details on the amounts invested from the allocation for 2020 in the Fiscal Year can be found in the section “Vested amounts (Allocation 2020).” Details on the target values and target achievement to the allocation of the long-term incentive component made in 2021 can be found in the section “Long-term incentive target achievement for the performance period ending at the end of the Fiscal Year.” The amounts from the allocation for 2021 will not vest until 2024 and must then be invested in shares of the Company. In addition, some Management Board members received a long-term incentive from outstanding compensation components allocated in previous years under any of the compensation systems applicable until December 31, 2019. For more detailed infor-mation, see the section “Variable compensation components from allocations made prior to the Compensation System 2020+.” Variable compensation components under the Compensation System 2020+ The variable compensation components applicable under the Compensation Sys-tem 2020+ to activities in the Fiscal Year are shown in the following overview:

42137067 Page 22 Short-term incentive – MBBP 2020+ Under the Compensation System 2020+, the Management Board members are en-titled to receive a short-term incentive in accordance with the Fresenius Medical Care Management Board Bonus Plan 2020+ (MBBP 2020+), which may result in a cash payment. The short-term incentive rewards the Management Board members for the Company’s performance in the relevant fiscal year. The short-term incentive is linked to the achievement of three financial targets and one non-financial perfor-mance target. The target short-term incentive amount to be allocated to each Management Board member (which is paid out at a target achievement level of 100%) equals 105% (multiplier of 1.05) of the relevant base salary of the respective Management Board member.

42137067 Page 23 Functioning The functioning of the MBBP 2020+ is shown in the following chart: The short-term incentive is measured based on the achievement of four performance targets: 20% relate to revenue, 20% to operating income, 40% to net income and 20% to the achievement of specific and measurable sustainability criteria. The Supervisory Board defines for each performance target the specific target val-ues that lead to a target achievement of 0% (lower threshold), 100% and 120% (cap). The following applies to each of the financial performance targets: If the lower threshold of a target value is not exceeded, the target achievement is 0%. If the upper target value is reached or exceeded, the target achievement is 120%. If the financial performance values achieved are between the relevant target values for a target achievement of 0% to 50%, 50% to 100% or 100% to 120%, the relevant target achievement is determined by linear interpolation. The short-term incentive is paid out in the year following the year of target achieve-ment. Link to strategy The financial performance targets (revenue, operating income, net income) reflect key performance indicators or important financial performance indicators of the Company and support the Company’s strategy of achieving sustainable, profitable growth. The key success factors for continuous growth in revenue are to attract new customers for products as well as new patients to increase the number of treatments performed annually, and also to be successful in the other business areas in the health care sector. Operating income and net income reflect the company’s ability to operate profitably.

42137067 Page 24 The non-financial performance target reaffirms the Company’s commitment to using sustainability as an important performance indicator in the implementation of its strategy and to linking the compensation of the Management Board even more closely to the sustainability-related development of the Company. The sustainability target, which relates to different sustainability areas, reflects the Company’s com-mitment and strategy with respect to environmental, social and governance aspects (ESG). Financial performance targets By measuring the performance targets at Group (global) level and – until 2021 de-pending on the relevant Management Board member’s function – at regional level, both the financial performance of the individual regions and that of the group were reflected. The realignment of the company’s operating model under the FME25 program and the elimination of Management Board functions with regional responsibility had the effect that the short-term incentive for the Fiscal Year for all members of the Man-agement Board, in accordance with the Compensation System 2020+, as in the pre-vious year was subject exclusively to performance targets measured at Group (global) level and no longer also partially at regional level. The target values applied to the financial performance targets in the Fiscal Year and their achievement are set out in the table below. Sustainability target In addition to the financial performance targets, the Compensation System 2020+ has incorporated sustainability as a non-financial performance target of the short-term incentive. The non-financial performance target reaffirms the Company’s com-mitment to integrating sustainability into its corporate strategy and implementing its global sustainability goals. For the Fiscal Year, the Supervisory Board defined three equally weighted sustain-ability criteria as non-financial performance target for the short-term incentive: pa-tient satisfaction, employee satisfaction and the development of a measurable sus-tainability assessment of the company’s product and service portfolio.

42137067 Page 25 Patient satisfaction was determined using the Net Promoter Score (NPS). The NPS is a strategically relevant measure of patient satisfaction with the company’s ser-vices. The NPS is determined on the basis of patient surveys conducted as part of Fresenius Medical Care’s global Patient Experience Program. The company has set itself the target of achieving an NPS value of at least 70 every year. This corresponds to a target achievement of 100% for the Fiscal Year. For the sustainability criterion “patient satisfaction”, the Supervisory Board in addition to the requirements of the Compensation System 2020+ also set a target value for a target achievement of 75%. This was intended to adequately reflect the high ambition of the corporate target, the achievement of which is required to reach 100% of the target, compared to industry benchmarks. Insofar as the figures determined for the NPS were between the respective target values for target achievement of 50% to 75%, 75% to 100% or 100% to 120%, target achievement was determined by linear interpolation. If the target value for target achievement of 50% was not achieved, the target achievement for the sustainability criterion “patient satisfaction” was 0%. The target achievement for the sustainability criterion “patient satisfaction” was 120.00%. The sustainability criterion “employee satisfaction” is another strategically relevant indicator and was measured using the Employee Engagement Index (EEI). As part of a group-wide survey, the company evaluated employee feedback on positive as-pects of the working environment as well as opportunities for improvement. The company determined the employee engagement score by asking how many employ-ees would say positive things about Fresenius Medical Care, how many intend to stay at Fresenius Medical Care and how many are motivated to perform well at Fresenius Medical Care. For the EEI, the answers were rated on a scale from one (I strongly disagree) to six (I strongly agree). From this, the company derived the point value for employee satisfaction. Also for the sustainability criterion “employee satisfaction”, the Supervisory Board in addition to the requirements of the Compensation System 2020+ also set a target value for target achievement of 75%. Where the figures determined for the EEI were between two defined target values, the target achievement was determined by linear interpolation. The target achievement for the sustainability criterion “employee satisfaction” was 100.00%.

42137067 Page 26 The third sustainability criterion for the Fiscal Year concerned the development of a measurable assessment of the company’s product and service portfolio in terms of sustainability aspects. The measures incentivized by this performance target serve to create the basis for evaluating the sustainability performance of the company’s products and services available on the market, measuring it quantitatively in the fu-ture and aligning it with an even more sustainable profile. This performance target is in line with the company’s goal of carrying out an assessment of the sustainability performance of the relevant product and service portfolio by 2026. Six sub-targets were assessed for target achievement. To achieve 50% of the target, four of these sub-targets had to be met: (i) the creation of a list of the portfolio cov-ering at least 95% of relevant revenue. On this basis, (ii) a methodology and mini-mum criteria had to be defined with which the company’s key products and services could be quantitatively assessed from a sustainability perspective. In addition, (iii) a process for data collection and internal company responsibilities for the continuous assessment of the portfolio from a sustainability perspective had to be defined. The fourth sub-target related to (iv) proving the suitability of the defined measures on the basis of a successfully completed data dry-run. This had to be carried out with one product and one service with a high proportion of revenue. To achieve 100% of the target, the Management Board also had to develop a plan for the gradual introduc-tion of the future sustainability assessment of the portfolio, which would cover at least 95% of revenue by 2026. This is in line with the corresponding corporate target. To achieve 120% of the target, the Management Board also had to create the con-ditions for the number of products and services covered by the data dry-run and their share of revenue to be reported as audited figures in the company’s non-financial reporting for the Fiscal Year. For the sustainability criterion relating to the sustainability assessment of the com-pany’s product and service portfolio, no target achievement between two defined target values was possible. Therefore, no linear interpolation was provided for. The target achievement for this third sustainability criterion was 120.00%. The overall target achievement for the sustainability target was 113.33% and was determined on the basis of a third-party audit.

42137067 Page 27 The target achievement for the sustainability target and the individual, equally weighted sustainability criteria are shown in the following table: Overall target achievement The degree of the overall target achievement for the short-term incentive is deter-mined based on the weighted arithmetic mean of the target achievement level of each performance target. Multiplying the degree of the respective overall target achievement with the target short-term incentive amount results in the final short-term incentive amount. After the corresponding resolution of the Supervisory Board, the final short-term incentive amount is paid to the respective Management Board member in cash. Since the overall target achievement is capped at 120%, the final short-term incentive amount is also capped at 120% of the respective target short-term incentive amount. The following table shows the target achievement per performance target as well as the overall target achievement for the Fiscal Year: The amounts to be paid out to the individual Management Board members in 2024 on the basis of this overall target achievement for the Fiscal Year, taking into account the target amount (base salary multiplied by the multiplier) and in compliance with the cap, can be found in the following table:

42137067 Page 28 The corresponding information on the short-term incentive paid out in the Fiscal Year for the performance in 2022 was previously disclosed in the Compensation Report for the fiscal year 2022. Long-term incentive – MB LTIP 2020 On the basis of the Compensation System 2020+, Performance Shares were allo-cated to the Management Board members in the Fiscal Year under the MB LTIP 2020 as a long-term incentive. The Performance Shares allocated to the members of the Management Board under the MB LTIP 2020 are non-equity, cash-settled virtual compensation instruments with a performance period of three years. Any amounts received from the Perfor-mance Shares are subject to the achievement of three equally weighted perfor-mance targets and further depend on the development of the stock exchange price of the shares of the Company. The allocation amount for the Performance Shares equals 135% (multiplier of 1.35) of the relevant base salary of the respective Management Board member. In order to determine the number of Performance Shares to be allocated to the rel-evant Management Board member, the relevant allocation amount is divided by the value per Performance Share determined in accordance with IFRS 2 and consider-ing the average price of the Company’s shares over a period of 30 calendar days prior to each relevant allocation date. The number of Performance Shares to vest for each Management Board member depends on the achievement of the perfor-mance targets.

42137067 Page 29 Functioning The functioning of the MB LTIP 2020 is shown in the following chart: The Supervisory Board defines for each performance target the specific target val-ues that lead to a target achievement of 0% (lower threshold), 100% and 200% (cap). The following applies to each performance target: If the lower target value is not exceeded, a target achievement of 0% applies. If the upper target value is reached or exceeded, a target achievement of 200% applies. If the actual financial figures range between the relevant target values applicable to a target achievement of 0% to 100% or 100% to 200%, the target achievement is determined by linear interpo-lation. At the end of the three-year performance period, the Supervisory Board de-termines the overall target achievement by taking the average of the target achieve-ment levels for the three performance targets in the applicable three-year perfor-mance period. The three performance targets are equally weighted. Based on the degree of the overall target achievement, the number of Performance Shares to vest is determined for each member of the Management Board. The num-ber of Performance Shares may increase or decrease over the performance period. A total loss as well as (at most) doubling of the allocated Performance Shares in case of a target achievement of 200% (cap) is possible. After the final determination of the overall target achievement, the number of Performance Shares to vest is mul-tiplied by the average price of the Company’s shares over the 30 calendar days preceding the relevant vesting date in order to calculate the corresponding amount received from the Performance Shares to vest. The total proceeds from the Perfor-mance Shares (the amount that can be earned under an allocation) are capped at 400% of the relevant allocation amount. The proceeds from the Performance Shares (after taxes and duties) are transferred to a bank, which uses them to purchase shares in the Company on the stock ex-change. The shares acquired in this way are subject to a holding period of at least

42137067 Page 30 one year. The members of the Management Board can therefore only dispose of this long-term incentive after a period of at least four years. Link to strategy The three performance targets revenue growth, net income growth and return on invested capital (ROIC) were selected because they provide effective incentives that the Company’s investments achieve a certain return and thus promote long-term, profitable growth and an attractive total return for shareholders. These performance targets form part of the Company’s key performance indicators or important financial performance indicators and support the execution of the Company’s long-term strat-egy. Allocation in the Fiscal Year The target achievement levels of the performance targets revenue growth and net income growth for the allocation in the Fiscal Year – as for the allocation in the pre-vious year – are calculated based on a compound annual growth rate (CAGR) over the entire three-year performance period. To ROIC, annual target values apply. The respective target values are disclosed after the end of the three-year performance period. In the Fiscal Year, the Performance Shares shown in the following table were allo-cated; their number was determined taking into account the allocation amount (base

42137067 Page 31 salary multiplied by the multiplier) and the value per Performance Share on the allo-cation date. An overview of the status in the Fiscal Year of the Performance Shares allocated under the MB LTIP 2020 can be found in the section “Overview of outstanding share-based compensation components.” Target values and target achievement (Allocation 2020) In the Fiscal Year, the long-term incentive from the allocation for 2020 was earned. The performance targets for the 2020, 2021 and 2022 performance periods were decisive for target achievement. The degree of the overall target achievement during the three-year performance pe-riod was determined on the basis of the three performance targets revenue growth, net income growth and return on invested capital (ROIC). The annual target values and target achievement are shown in the following table:

42137067 Page 32 Vested amounts (Allocation 2020) The following table shows the amounts that vested in the Fiscal Year from the Allo-cation 2020 and were awarded within the meaning of Section 162 paragraph 1 sen-tence 1 AktG. The amounts that vested in the Fiscal Year (after taxes and duties) were not paid out but in accordance with the plan terms transferred to a bank, which used them to purchase shares in the Company on the stock exchange. The shares acquired in this way are subject to a holding period of at least one year. Information on the

42137067 Page 33 shares acquired in this respect in the Fiscal Year can be found in the section “Per-sonal investment from variable compensation.” Variable compensation components from allocations made prior to the Compensation System 2020+ Individual members of the Management Board received variable compensation for their activities on the Management Board in the Fiscal Year based on outstanding compensation components allocated in previous years under one of the compensa-tion systems applicable until December 31, 2019 or could have exercised stock op-tions granted to them in previous years under one of the compensation systems applicable until December 31, 2019. Further allocations based on these compensa-tion components (including further grants of stock options) are no longer possible. Share Based Award To the extent members of the Management Board holding office at that time were entitled to the Share Based Award under one of the compensation systems applica-ble until December 31, 2019, they could – for the last time in the Fiscal Year – in principle receive share-based compensation, after a period of three years following the relevant allocation date, at the earliest. Such compensation was paid in cash in an amount that depended on the stock exchange price of the Company’s shares on the exercise date. In special cases (e.g. disability to work, retirement, non-renewal of service agreements by the company) a shorter period could apply. The Share Based Award was to be classified as long-term compensation. The Share Based Award was the amount of the one-year variable compensation component under the compensation systems applicable until December 31, 2019 that was to be converted into virtual shares of the Company not backed by equity of the Company as an amount to be deferred. In principle, 25% of the total amount of the one-year variable compensation was to be converted into such virtual shares; the relevant amount was determined by multiplying the degree of the relevant overall target achievement by the relevant base salary and a further fixed multiplier. The amount to be paid out under Share Based Awards was calculated by multiplying the number of virtual shares by the stock exchange price of the Company’s shares on the relevant exercise date. In the Fiscal Year, individual current and former members of the Management Board received payments resulting from Share Based Awards allocated to them in 2020 for the achievement of the performance targets in 2019 (Allocation 2019) that vested in the Fiscal Year.

42137067 Page 34 MB LTIP 2019 In the Fiscal Year, individual current and former members of the Management Board were awarded compensation from Performance Shares allocated to them in 2019 under the Fresenius Medical Care Management Board Long Term Incentive Plan 2019 (MB LTIP 2019). The Performance Shares allocated to the members of the Management Board under the MB LTIP 2019 were non-equity, cash-settled virtual compensation instruments with a performance period of three years. The Perfor-mance Shares generally vested, and were paid out, at the end of a period of four years from each relevant allocation date. In order to determine the number of Performance Shares to be allocated to the re-spective Management Board member, the relevant allocation amount was divided by the value per Performance Share determined in accordance with IFRS 2 and considering the average price of the Company’s shares over a period of 30 calendar days prior to each relevant allocation date. The number of Performance Shares to vest for each member of the Management Board depended on the achievement of the performance targets. The degree of the overall target achievement during the three-year performance pe-riod was determined based on the three equally weighted performance targets rev-enue growth, net income growth and return on invested capital (ROIC). The perfor-mance periods 2019, 2020 and 2021 were decisive for target achievement. The an-nual target values and target achievement were each as follows, according to the following table:

42137067 Page 35 If the actual financial figures were between the relevant target values for a target achievement of 0% and 100% or 100% and 200%, the target achievement was de-termined by linear interpolation. The average of the annual target achievement lev-els over the three-year performance period was used to determine the overall target achievement. Based on the degree of the overall target achievement, the number of Performance Shares to vest was determined for each member of the Management Board. The number of Performance Shares could increase or decrease over the performance period. A total loss as well as (at most) doubling of the allocated Performance Shares in case of a target achievement of 200% (cap) was possible. After the final determi-nation of the overall target achievement, the number of Performance Shares to vest was multiplied by the average price of the Company’s shares over the 30 calendar days preceding the relevant vesting date in order to calculate the corresponding amount received from the Performance Shares to vest.

42137067 Page 36 The following table provides the vested amounts paid out in the Fiscal Year from the Allocation 2019 under the MB LTIP 2019: LTIP 2011 In the Fiscal Year, individual current and former members of the Management Board for the last time could exercise stock options granted to them in previous years under the Fresenius Medical Care AG & Co. KGaA Long Term Incentive Program 2011 (LTIP 2011), but did not make use of this. The stock options outstanding in this respect in the Fiscal Year had been granted in 2015, could have been exercised at a price of € 76.99 each, and expired in the Fiscal Year. Since then, the Company has no longer issued any stock options to members of the Management Board. The LTIP 2011 was terminated in the Fiscal Year. The number of stock options granted to the individual members of the Management Board that expired in the Fiscal Year and the main conditions for exercising them were already disclosed in the Compensation Report for 2022. Overview of outstanding share-based compensation components To the extent share-based compensation components are outstanding after the end of the Fiscal Year, these relate solely to allocations under the MB LTIP 2020. The status of the corresponding outstanding Performance Shares of the current and for-mer members of the Management Board in the Fiscal Year and further information are shown in the following table:

42137067 Page 37 Temporal profile of the share-based compensation components The following overview shows the temporal profile of the share-based compensation components already described in the preceding tables and in the respective text sections.

42137067 Page 38 Compensation tables for the current Management Board members and members in office until the end of the Fiscal Year The following tables show the individualized compensation awarded and due in the Fiscal Year to each current Management Board member and each member in office until the end of the Fiscal Year. In addition, the pension expense incurred for the individual contractual pension commitments is disclosed. The tabular presentation is based on the model tables of the GCGC in its previous version dated February 7, 2017. Under the regime of Section 162 AktG, no uniform practice has yet emerged on the question of the conditions under which compensation is to be regarded as “awarded”. The understanding of the terms on which the following tables are based is therefore explained below in the interests of clarity and comprehensibility of the Compensation Report. For the purposes of the following tables, compensation is deemed to have been “awarded in the fiscal year” if it has vested in the fiscal year. For this purpose, com-pensation is deemed to have vested in the year in which the underlying activity has been fully performed and the entitlement to payment of the compensation is no longer subject to any conditions precedent or conditions subsequent. In the case of long-term incentive, this generally corresponds to the year in which it is paid out. The long-term incentive earned under the MB LTIP 2020 is to be regarded as “awarded” irrespective of the fact that the amounts earned are to be invested in shares of the Company in accordance with the applicable plan terms. Based on this understanding, the short-term incentive is considered to have vested in the fiscal year, and is shown in the following tables for the respective fiscal year, in which the underlying activity was performed. This facilitates comparison of the performance of the members of the Management Board in a fiscal year with the

42137067 Page 39 performance of the Company in the same fiscal year and allows the short-term in-centive to be allocated on an accrual basis to the year in which the performance was performed. The columns for 2023 therefore contain the short-term incentive for the Fiscal Year that will not be paid out until 2024, and the columns for 2022 contain the short-term incentive for 2022 that was paid out in the Fiscal Year.

42137067 Page 40 Personal investment from variable compensation The amounts earned from allocations under the MB LTIP 2020 in accordance with the applicable plan terms are to be invested in shares of the Company, which must be held for at least one year. This personal investment under the MB LTIP 2020 was made for the first time in the Fiscal Year from the allocation for 2020. The amounts invested by the members of the Management Board in this respect are shown in the section “Vested amounts (Allocation 2020).” In order to have the Management Board members adequately participate in the sus-tainable development of the company, the supervisory board of the General Partner responsible at the time in 2021 decided that the Management Board members then in office – with their consent – would acquire shares in the Company on the stock exchange for a portion of their variable compensation. This consensual personal investment relates to (i) a portion of the short-term incentive for 2020, (ii) a portion

42137067 Page 41 of the long-term incentive allocated to the Management Board members in 2018 under the Long Term Incentive Plan 2016 (LTIP 2016), and (iii) a portion of the long-term incentive allocated in 2019 under the MB LTIP 2019. The shares so acquired may not be sold by the relevant Management Board member until the expiration of three years from the date of acquisition. The respective Management Board member remains obliged to acquire and hold the shares even if they have left the Manage-ment Board in the meantime. Details of the amounts invested from the short-term incentive for 2020 and from the long-term incentive allocated in 2018 under the LTIP 2016 can be found in the Compensation Reports for previous years. The portion of the long-term incentive for which a Management Board member ac-quired shares in the Company from the payout made in the Fiscal Year under the MB LTIP 2019 (Allocation 2019) depended on the overall target achievement for 2019, 2020 and 2021 as well as the stock market price of the Company’s shares to be determined in accordance with the MB LTIP 2019. Details on the target achieve-ment can be found in the section “MB LTIP 2019.” The net amounts invested in the Fiscal Year by the current Management Board members and members in office until the end of the Fiscal Year in this respect are as follows: The number of shares acquired by the current and former members of the Manage-ment Board in the course of the aforementioned personal investments are shown in the following table. Only shares that still are subject to a holding period after expiry of the Fiscal Year are reported. Where American Depositary Shares (ADSs) have been acquired, two ADSs each represent one share. Reportable disposals of shares after the end of the respective holding period are published on www.eqs-news.com in the section “Directors’ Dealings.”

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42137067 Page 43 Shareholdings of the members of the Management Board The shareholdings notified as of the end of the Fiscal Year of the members of the Management Board in office until the end of the Fiscal Year are shown in the follow-ing table. For simplification purposes, the number of shares and ADSs have been combined in the following table. Where ADSs are held, two ADSs each represent one share.

42137067 Page 44 Other benefits and commitments The following information concerns benefits and commitments to members of the Management Board within the meaning of Section 162 paragraph 2 AktG and related disclosures. Benefits from third parties Unless otherwise stated in this Compensation Report, no benefits were awarded or promised to the members of the Management Board by a third party in the Fiscal Year with regard to their activities as members of the Management Board, and com-pensation awarded to members of the Management Board for management activi-ties or supervisory board mandates in companies of the Company’s group is offset against the compensation of the respective member of the Management Board. If the Supervisory Board resolves that compensation awarded to members of the Man-agement Board for supervisory board activities outside the Company's group shall be deducted in full or in part from the compensation of the respective member of the Management Board, this will be made transparent accordingly. Pension commitments Fresenius Medical Care Management AG, in its former capacity as General Partner, made the following pension commitments to the current members of the Manage-ment Board or those in office until the end of the Fiscal Year. The pension commit-ments were transferred to the Company in connection with the change of the Com-pany’s legal form and the associated departure of the General Partner. Defined benefit pension commitments The Management Board members Dr. Katarzyna Mazur-Hofsäß and Mr. William Valle, each of whom were appointed to the Management Board before January 1, 2019, were each made an individual, performance-based (i.e., defined benefit) con-tractual pension commitment. The defined benefit pension commitments each provide for a retirement pension and survivor benefits (Hinterbliebenenversorgung) as of the time of conclusively ending active work (at age 65 at the earliest) or upon occurrence of disability or incapacity to work (Berufs- oder Erwerbsunfähigkeit) or of a full or partial reduction in earning capacity (Erwerbsminderung), calculated by reference to the amount of the recipi-ent’s most recent base salary. The retirement pension in principle amounts to 30% of the pensionable income. The aforementioned percentage increases by 1.5 percentage points for each full year of service, up to a maximum of 45%. The pensionable income is determined on the basis of the average base salary in the last five years before the occurrence of the insured event. Current retirement pensions increase according to statutory require-ments (Section 16 of the German Act for the Improvement of Company Pension Plans (BetrAVG)). As a general rule, 30% of the gross amount of any post-retirement

42137067 Page 45 income from an activity of the Management Board member is to be offset against the pension. If a Management Board member dies, the surviving spouse receives a pension amounting to 60% of the pension claim applicable at that time. Furthermore, the deceased Management Board member’s natural legitimate children (leibliche eheli-che Kinder) receive an orphan’s pension amounting to 20% of the pension claim applicable at that time until they complete their education, but no longer than they reach 25 years of age. However, all orphans’ pensions and the surviving spouse’s pension, taken together, may not exceed 90% of the Management Board member’s pension claim. If a Management Board member leaves the Management Board before reaching the age of 65, the rights to the aforementioned benefits survive. In such case, however, the pension to be paid is reduced – unless the Management Board member ceases to hold office because a covered event occurs (disability or incapacity to work, pay-ment of a survivor’s pension in case of death or, if applicable, early retirement) – in proportion to the ratio of the actual years of service as a Management Board member to the potential years of service until reaching the age of 65. The development and status of the pension commitments pursuant to IAS 19 are as follows: Defined contribution pension commitments The Management Board members Ms. Helen Giza and Mr. Franklin W. Maddux, MD, each of whom were appointed to the Management Board after January 1, 2019, were each upon the prolongation of their respective service agreement made a pen-sion commitment within the framework of a defined contribution plan. During the first three years from the granting of the pension commitment, there is generally a waiting period for the granting of benefits. Under the defined contribution plan, an annual insurance contribution amounting to 40% of the base salary, which determines the future benefit amount, is paid for the respective Management Board member retro-spectively for the period from the appointment as a member of the Management Board. After reaching the relevant retirement age under the defined contribution plan, payments can be made either as a one-off payment or optionally in ten annual installments. An annuity payment is not provided. The defined contribution plan pro-vides for survivors’ benefits (Hinterbliebenenversorgung) and benefits after the oc-currence of a full or partial reduction in earning capacity (Erwerbsminderung). The implementation of the defined contribution plan is carried out in the form of external financing as a defined contribution plan with a reinsurance policy. The risks of death

42137067 Page 46 and occupational disability are covered already upon making of the pension commit-ment. The insurance contributions in the Fiscal Year and the present value as of December 31 of the Fiscal Year are as follows: U.S.-based 401(k) Savings Plan Based on individual contractual commitments, the Management Board members Ms. Helen Giza, Mr. Franklin W. Maddux, MD, and Mr. William Valle additionally participated in the U.S.-based 401(k) Savings Plan in the Fiscal Year; in this context, an amount of $9,900 (€9,156) for each of Ms. Giza and Mr. Valle and an amount of $1,768 (€1,635) for Mr. Maddux, MD, vested in the Fiscal Year (2022: $9,150 (€8,689) in each case). This plan generally allows employees in the U.S. to invest a limited portion of their gross salaries in retirement pension programs. The company supports its employees at this with benefits of up to 50% of the annual payments. Post-employment non-competition covenant A post-employment non-competition covenant was agreed with each member of the Management Board. If such covenant becomes applicable, the member of the Man-agement Board will receive, for a period of up to two years, non-compete compen-sation amounting to half of the respective annual base salary for each year the non-competition covenant is applied. Change of control The service agreements of the Management Board members contain no express provisions for the event of a change of control. Severance payment cap The service agreements concluded with the Management Board members provide for a severance payment cap. Under this cap, payments in connection with the early termination of a Management Board activity may not exceed the value of two years’ compensation and may not compensate for more than the remaining term of the service agreement. To calculate the relevant annual compensation, only the fixed compensation components are applied. If the Company has terminated the service agreement for good cause or would be entitled to do so, no severance payments will be made.

42137067 Page 47 Continued compensation in cases of sickness All Management Board members have received individual contractual commitments to obtain continued compensation in cases of sickness for a maximum of twelve months; after six months of sick leave, insurance benefits may be offset against such payments. If a Management Board member dies, the surviving dependents will be paid three more monthly installments after the month of death, not to exceed, how-ever, the amount due for the period until the scheduled expiration of the relevant service agreement. Agreements with a member of the Management Board who resigned from office at the end of the Fiscal Year The member of the Management Board Mr. William Valle early left the Management Board at the end of the Fiscal Year. In view of his early departure from the Manage-ment Board, the supervisory board of the General Partner responsible at the time agreed with Mr. Valle that, as severance payment, he would be entitled to the con-tinuance of his base salary amounting to $1,650 THOUS (€1,526 THOUS) per year and the fringe benefits agreed in his service agreement until the end of the original term of his service agreement on February 16, 2025. Further, a post-contractual non-competition clause was agreed with Mr. Valle for the period from January 1, 2024 to December 31, 2025. The annual compensation that Mr. Valle is entitled to receive for the post-contractual non-competition clause amounts to $825 THOUS (€763 THOUS) and is to be offset against his severance payments. The short-term and long-term incentives allocated to Mr. Valle until the end of the Fiscal Year are exercisable and payable in accordance with the respective plan terms and the tar-gets and due dates agreed therein. For the period from January 1, 2024, Mr. Valle will not receive any further allocations of short-term or long-term incentives. Mr. Valle is entitled to a pension from age 65 in accordance with the pension commitment described above. The payment of the pension is reduced to the extent the afore-mentioned compensation for the post-contractual non-competition period is to be paid. The above agreements are in line with the applicable Compensation System 2020+ and the relevant recommendations of the GCGC. Further information Compensation of the U.S. members of the Management Board Ms. Helen Giza, Mr. Franklin W. Maddux, MD, and Mr. William Valle, was partly paid in the U.S. (in U.S. dollar) and partly in Germany (in euro). With respect to the amount paid in Ger-many, it was agreed with the aforementioned Management Board members that due to varying tax rates in both countries, the increased or lower tax burden to such members of the Management Board arising from German tax rates in comparison to U.S. tax rates will be balanced or will be paid back by them (net compensation). Pursuant to a modified net compensation agreement, these Management Board members will be treated as if they were taxed in the U.S. only. Since the actual tax burden can be calculated only in connection with the preparation of the Management Board members’ tax returns, subsequent adjustments may have to be made, which will then be retroactively covered in future Compensation Reports.

42137067 Page 48 To the extent permitted by law, the Company undertook to indemnify the Manage-ment Board members from claims asserted against them arising out of their work for the Company and its affiliates, to the extent such claims exceed their liability under German law. To secure such obligations, a Directors & Officers liability insurance is in place having a deductible that corresponds to the specifications under German stock corporation law. In accordance with applicable legal requirements, no loans or advance payments on future compensation components were awarded to members of the Management Board in the Fiscal Year. Former Management Board members’ compensation The compensation awarded or due to former members of the Management Board in the Fiscal Year is shown individually in the following table, unless the respective member of the Management Board left before the end of 2013. Members of the Management Board who left before the end of 2013 received pension payments totaling €55 THOUS in the Fiscal Year. Otherwise, no compensation was awarded or due to former members of the Management Board in the Fiscal Year.

42137067 Page 49 For an explanation as to how the compensation components correspond to the rel-evant compensation system, as to how compensation promotes the long-term de-velopment of the Company, as to how the performance criteria were applied as and as to how the compensation “awarded” in the Fiscal Year is defined, see the respec-tive aforementioned statements regarding the compensation for the current Man-agement Board members and members in office until the end of the Fiscal Year. Compensation of the members of the supervisory board The supervisory board advises and monitors the management and is involved in the strategy and planning and in all matters of fundamental importance to the company. In view of these tasks, which carry a high degree of responsibility, the members of the supervisory board are intended to receive appropriate compensation, which also takes sufficient account of the time required to hold the supervisory board office. In addition, supervisory board compensation that is appropriate also with respect to the market environment ensures that the Company will continue to have qualified can-didates for the supervisory board in the future. Appropriate compensation of the su-pervisory board members thus contributes to the promotion of the business strategy and the long-term development of the Company.

42137067 Page 50 The AGM of the Company on August 27, 2020 approved both the compensation for the Supervisory Board applicable at that time and the compensation applicable since January 1, 2021 by a majority of more than 98% of the votes cast. The resolution of the Company’s general meeting on the Supervisory Board members’ compensation can be found on the Company’s website at www.freseniusmedical-care.com/en/about-us/supervisory-board/remuneration. This Compensation Report contains information on the compensation of the mem-bers of the Supervisory Board of the Company as well as – as in previous years, but for the last time for the Fiscal Year – information on the compensation of the mem-bers of the supervisory board of Fresenius Medical Care Management AG. Frese-nius Medical Care Management AG ceased to be the general partner of the Com-pany when the change of the Company’s legal form took effect. The information on the compensation of the members of the supervisory board of Fresenius Medical Care Management AG in this Compensation Report is therefore limited to the period for which Fresenius Medical Care Management AG was the general partner of the Company in the Fiscal Year (i.e., until the change of the Company’s legal form took effect on November 30, 2023). The compensation of the members of the Supervisory Board of the Company and the supervisory board of Fresenius Medical Care Management AG was largely iden-tical until the change of the Company’s legal form took effect and was regulated in Article 13 of the respective Articles of Association of the Company and of Fresenius Medical Care Management AG. This ensured that the compensation of the members of the Supervisory Board of the Company on the one hand and the members of the supervisory board of Fresenius Medical Care Management AG on the other hand were aligned as long as Fresenius Medical Care Management AG was involved in the corporate governance of the Company as general partner. Against this back-ground, the following statements relate, unless otherwise stated, both to the com-pensation of the members of the Supervisory Board of the Company and to the com-pensation of the members of the supervisory board of Fresenius Medical Care Man-agement AG in its capacity as general partner of the Company. The members of the Supervisory Board of the Company were compensated by the Company and the members of the supervisory board of the Fresenius Medical Care Management AG were compensated by Fresenius Medical Care Management AG. However, the compensation for the members of the supervisory board of Fresenius Medical Care Management AG and the compensation for the members of its com-mittees were charged to the Company in accordance with Article 7 paragraph 3 of the Company’s Articles of Association in the version applicable until the change of legal form took effect. When the change of the Company’s legal form took effect on November 30, 2023, the Company’s new Articles of Association also came into effect. The compensation of the Supervisory Board of the Company in the legal form of an AG is now regulated by Article 14 of the Company’s Articles of Association but is largely unchanged from such compensation under the Articles of Association of the Company in the legal form of a KGaA. Against this background, the following statements relate, unless

42137067 Page 51 otherwise stated, to both the Supervisory Board of the Company in the legal form of a KGaA and the Supervisory Board of the Company in the legal form of an AG. Compensation as provided for in the Articles of Association According to the respective Articles of Association, the members of the supervisory board receive fixed compensation, fringe benefits (comprising the reimbursement of expenses and insurance coverage) and, if they serve on committees of the supervi-sory board, compensation for these committee activities. If a fiscal year does not comprise a full calendar year, the compensation related to a full fiscal year is to be paid pro rata temporis. In the Fiscal Year, the members of the supervisory board received compensation on the basis of and in accordance with the respective Articles of Association as follows: Activities on the supervisory board Each supervisory board member received fixed compensation of $160 THOUS (2022: $160 THOUS) for the full Fiscal Year, payable in four equal installments at the end of a calendar quarter. The Chairperson of the supervisory board received additional compensation of $160 THOUS (2022: $160 THOUS) and the Deputy Chairperson received additional compensation of $80 THOUS (2022: $80 THOUS), in each case for the full Fiscal Year. Activities in committees As a member of a committee, a supervisory board member additionally received $40 THOUS (2022: $40 THOUS) for the full Fiscal Year. A member of a committee who served as Chairperson or Deputy Chairperson of a committee additionally re-ceived $40 THOUS and $20 THOUS for the full Fiscal Year, respectively (2022: $40 THOUS and $20 THOUS, respectively), payable in four identical installments at the end of a calendar quarter. Until the change of legal form took effect, the Company had established a Joint Committee. The Joint Committee consisted of two members of the Supervisory Board of the Company and two members of the supervisory board of the General Partner. No separate compensation was awarded to supervisory board members who were members of the Joint Committee or performed the functions of the Chair-person or Deputy Chairperson. In accordance with Article 13e paragraph 3 of the Articles of Association of the Company in the legal form of a KGaA, the members of the Joint Committee were, however, entitled to receive an attendance fee in the amount of $3.5 THOUS, where applicable. The Joint Committee did not meet in the Fiscal Year. Deduction and offset clauses To the extent a person was simultaneously a member of the Supervisory Board of the Company and of the supervisory board of Fresenius Medical Care Management

42137067 Page 52 AG in its capacity as general partner of the Company and received compensation for these activities, such compensation was reduced by half in each case. The same applied to the additional compensation paid to the Chairperson and the Deputy Chairperson of the Supervisory Board if a person simultaneously performed this function on the Supervisory Board of the Company and the supervisory board of Fresenius Medical Care Management AG in its capacity as general partner of the Company. If the Deputy Chairperson of the Supervisory Board of the Company or the supervisory board of Fresenius Medical Care Management AG simultaneously was the Chairperson of the supervisory board of Fresenius Medical Care Manage-ment AG or the Supervisory Board of the Company, that person received no addi-tional compensation for the activity as Deputy Chairperson. If a member of a com-mittee of the Supervisory Board of the Company at the same time was a member of a committee of the supervisory board of Fresenius Medical Care Management AG and received compensation for these activities, these compensation payments were offset against each other in the corresponding amount, provided that the committees had the same type of functions and competences. Reimbursement of expenses and insurance protection Furthermore, members of the supervisory board are reimbursed for the expenses incurred in the exercise of their office, including any statutory value-added tax owed by them. A Directors & Officers liability insurance in favor of the supervisory board members is in place, having a deductible corresponding to the specifications applying to man-agement board members under German stock corporation law. No variable compensation The compensation awarded and due to the supervisory board members in the Fiscal Year exclusively comprises fixed compensation components. Compensation awarded and due in the Fiscal Year The compensation awarded and due in the Fiscal Year to the current and former members of the Supervisory Board of the Company and the supervisory board of Fresenius Medical Care Management AG, including the amount charged by Frese-nius Medical Care Management AG to the Company, is shown in the following table. The information for the members of the supervisory board of Fresenius Medical Care Management AG is limited to the period until the change of the Company’s legal form took effect and Fresenius Medical Care Management AG ceased to be the General Partner on November 30, 2023. No compensation for the Fiscal Year was awarded or due to the employee representatives on the Company’s Supervisory Board appointed by court order effective January 26, 2024.

42137067 Page 53 The legal identity of the Company remains unaffected by the change of its legal form from a KGaA to an AG. The information on the compensation of the members of the Company’s Supervisory Board relates to the Company in the legal form of a KGaA for the period until the change of legal form took effect and to the Company in the legal form of an AG for the period since the change of legal form took effect. In the Fiscal Year, no compensation was awarded or due to supervisory board mem-bers who ceased to hold office prior to the beginning of the Fiscal Year. Comparative presentation of the development of the compen-sation The development of the compensation awarded and due to the current and former members of the Management Board as well as the members of the Supervisory Board of the Company and the supervisory board of Fresenius Medical Care Man-agement AG in its function as the general partner of the Company, the development of the Company’s earnings and the development of the average compensation of employees on a full-time equivalent (FTE) basis are shown comparatively in the fol-lowing table.

42137067 Page 54 Metrics for the performance of the Company For the purposes of a comparative presentation of the Company’s performance, in addition to the Company’s annual results for the year under German commercial law, which shows the Company’s earnings development, revenue and net income as well as operating income and return on invested capital (ROIC) are also used, each of which serve as key performance indicators or important financial perfor-mance indicators of the group and as performance targets for the Management Board members’ variable compensation. Information on the compensation awarded and due Since the Compensation Report for 2021, the compensation has been reported in accordance with the provisions of the new Section 162 AktG introduced at the time. In order to obtain a reasonable comparison between the individual years, the infor-mation contained in the following table on the compensation of the members of the Management Board and the respective supervisory board in 2019 und 2020, too, is reported in accordance with the understanding of the term “compensation awarded and due” applied in the compensation tables in the section “Compensation tables for the current Management Board members and members in office until the end of the Fiscal Year.” The amounts disclosed for previous years therefore differ in some cases from the corresponding disclosures in the Compensation Reports for 2019 and 2020. Financial figures The figures set out in the compensation comparison are disclosed at current cur-rency and in accordance with the accounting standards applied by the Company in the relevant fiscal year, while the figures relating to the Management Board mem-bers’ long-term incentive are in principle determined at constant currency and the figures relating to the Management Board members’ short-term incentive are trans-lated at the exchange rates that were applied for the determination of the target values. As disclosed in the Compensation Reports for the relevant years, the figures used for determining the level of target achievement and for determining the Management Board members’ compensation were and are, in some cases, adjusted for certain effects, including, without limitation, effects resulting from a change in the applicable accounting standards. Consequently, there is only a limited degree of comparability between the figures relating to each year shown in the following table and the corresponding amounts of the Management Board members’ compensation and, in particular, between these figures in terms of their respective annual change.

42137067 Page 55 Compensation of the Management Board In accordance with the respectively applicable plan terms, an award in the meaning of this Compensation Report from the long-term incentive to the members of the Management Board is generally made no earlier than four (LTIP 2011, LTIP 2016 and MB LTIP 2019) or three (MB LTIP 2020, Share Based Award) years after the respective allocation. As a result, compensation awarded or due to Management Board members is usually lower in the first years of their Management Board activity than in subsequent years. The different vesting periods for the various long-term incentives also mean that more than one tranche of the long-term incentives can be earned in certain years and is therefore deemed to have been awarded. This applies, for example, to the 2019 allocation under the MB LTIP 2019 and the 2020 allocation under the MB LTIP 2020, which each vested in the Fiscal Year. Compensation of the supervisory boards The variable compensation component previously in place for the supervisory board was eliminated with effect from January 1, 2021. To compensate for this, the fixed compensation of the members of the supervisory board was increased effective from January 1, 2021 in view of the significant increase in the scope of monitoring and advisory activities. Compensation of the employees Employee compensation is based on the average wages and salaries of all employ-ees on an FTE basis at group companies worldwide in the respective year in order to enable reporting that is consistent with the corresponding figures from reports for previous years as well as the most comprehensive comparison possible over the entire comparative period.

42137067 Page 56 Outlook for compensation-related changes The Supervisory Board will submit a fully reviewed and revised system for the com-pensation of the Management Board members for approval at the Company’s 2024 AGM, which shall apply to the compensation of all current Management Board mem-bers from 2024 onwards. It is intended in particular to include sustainability as a performance target also for the long-term incentive and to introduce, in addition to the already existing shareholding requirements, formal Share Ownership Guide-lines, which will link the long-term development of the Company even more closely to the compensation of the Management Board. The 2024 AGM of the Company will further, as scheduled, resolve upon the com-pensation of the Supervisory Board.

42137067 Page 57 Auditor’s Report To Fresenius Medical Care AG, Hof (Saale) We have audited the remuneration report of Fresenius Medical Care AG, Hof (Saale), for the financial year from January 1 to December 31, 2023 including the related disclosures, which was prepared to comply with § [Article] 162 AktG [Ak-tiengesetz: German Stock Corporation Act]. Responsibilities of the Executive Directors and the Supervisory Board The executive directors and the supervisory board of Fresenius Medical Care AG are responsible for the preparation of the remuneration report, including the related disclosures, that complies with the requirements of § 162 AktG. The executive di-rectors and the supervisory board are also responsible for such internal control as they determine is necessary to enable the preparation of a remuneration report, in-cluding the related disclosures, that is free from material misstatement, whether due to fraud or error. Auditor’s Responsibilities Our responsibility is to express an opinion on this remuneration report, including the related disclosures, based on our audit. We conducted our audit in accordance with German generally accepted standards for the audit of financial statements promul-gated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the remunera-tion report, including the related disclosures, is free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts including the related disclosures stated in the remuneration report. The procedures selected depend on the auditor’s judgment. This includes the assessment of the risks of material misstatement of the remuneration report including the related dis-closures, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the preparation of the remuneration report including the related disclosures. The ob-jective of this is to plan and perform audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control. An audit also includes evaluating the appropriate-ness of accounting policies used and the reasonableness of accounting estimates made by the executive directors and the supervisory board, as well as evaluating the overall presentation of remuneration report including the related disclosures. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

42137067 Page 58 Audit Opinion In our opinion, based on the findings of our audit, the remuneration report for the financial year from January 1 to December 31, 2023, including the related disclo-sures, complies in all material respects with the accounting provisions of § 162 AktG. Reference to an Other Matter – Formal Audit of the Remuneration Report according to § 162 AktG The audit of the content of the remuneration report described in this auditor’s report includes the formal audit of the remuneration report required by § 162 Abs. [para-graph] 3 AktG, including the issuance of a report on this audit. As we express an unqualified audit opinion on the content of the remuneration report, this audit opinion includes that the information required by § 162 Abs. 1 and 2 AktG has been disclosed in all material respects in the remuneration report. Restriction on use We issue this auditor’s report on the basis of the engagement agreed with Fresenius Medical Care AG. The audit has been performed only for purposes of the company and the auditor’s report is solely intended to inform the company as to the results of the audit. Our responsibility for the audit and for our auditor’s report is only towards the company in accordance with this engagement. The auditor’s report is not in-tended for any third parties to base any (financial) decisions thereon. We do not assume any responsibility, duty of care or liability towards third parties; no third par-ties are included in the scope of protection of the underlying engagement. § 334 BGB [Bürgerliches Gesetzbuch: German Civil Code], according to which objections arising from a contract may also be raised against third parties, is not waived. Frankfurt am Main, February 23, 2024 PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft (sgd. Peter Kartscher) (sgd. Dominik Höhler) Wirtschaftsprüfer Wirtschaftsprüfer (German Public Auditor) (German Public Auditor)

2. Annex to agenda item 9: Compensation System 2024+ for the members of the Management Board (Convenience Translation)

1 Introduction: Principles and Key Changes Compared to Compensation System 2020+

Creating a future worth living. For patients. Worldwide. Every day. This vision guides Fresenius Medical Care in its efforts to give its patients around the world a better life by offering them high-quality products and outstanding health care services. Fresenius Medical Care AG ("**Company**", or together with its subsidiaries "**Fresenius Medical Care**") aims to further leverage the expertise of Fresenius Medical Care as the world's leading provider of dialysis products and services and to apply this integrated approach as a basis for sustainable and profitable growth. As an expression of Fresenius Medical Care's commitment to sustainability, the Company has defined global sustainability objectives for the coming years on the basis of the results of the global sustainability program which was successfully completed in 2022.

The compensation system for the Company's management board members presented herein ("**Compensation System 2024+**") makes a significant contribution for promoting the business strategy and the long-term, sustainable development of Fresenius Medical Care. It provides effective incentives for the achievement of Fresenius Medical Care's strategic goals as well as for the long-term value-creation of the Company, taking into account the interests of patients, employees, shareholders and other stakeholders.

Until the change of legal form to a stock corporation took effect, the Company was a partnership limited by shares that itself did not have a management board but rather a general partner, i.e., Fresenius Medical Care Management AG, which managed the business of the Company. A compensation system was defined for the management board of Fresenius Medical Care Management AG, the general partner at the time, by the supervisory board of Fresenius Medical Care Management AG ("**Compensation System 2020+**"). The Compensation System 2020+ was approved by the Company's Annual General Meeting on August 27, 2020, with a majority of more than 95% of votes cast. The extraordinary general meeting of the Company held on July 14, 2023, which resolved upon the Company's change of legal form, decided that the Compensation System 2020+ should continue to apply unchanged in content, taking into account the changed governance structures resulting from the change of legal form and the withdrawal of the general partner.

In order to continue setting effective incentives for the members of the management board of the Company ("**Management Board**") and to execute Fresenius Medical Care's long-term strategy in the best possible way, the supervisory board of the Company ("**Supervisory Board**") resolved the Compensation System 2024+, which essentially builds on and refines the Compensation System 2020+.

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42137067 Page 60 The Compensation System 2024+ is based on the following guiding principles: The Compensation System 2024+ provides the framework conditions for the Super-visory Board when determining the compensation benefits for the Management Board members. It is designed to comply with the provisions of the German Stock Corporation Act (Aktiengesetz, AktG) and the recommendations regarding compen-sation of the Management Board in Chapter G of the German Corporate Governance Code in the version dated April 28, 2022 (the “GCGC”). The Compensation System 2024+ differs from the previous Compensation System 2020+ essentially in the following features: – In the short-term performance-based compensation (“Short-Term Incentive” or “STI”), the financial performance targets are no longer weighted equally. The per-formance targets “Revenue” and “Operating Income” are specifically linked to the areas of responsibility of the Management Board members in accordance with Fresenius Medical Care’s new global operating model; this means that a distinc-tion is made in the Short-Term Incentive between the Management Board mem-bers with a group-level function and Management Board members with respon-sibility for the operating segments Care Delivery and Care Enablement. As under the Compensation System 2020+, the weighting of the financial performance tar-gets in the Short-Term Incentive is 80%. Sustainability targets also continue to apply for the Short-Term Incentive with a weighting of 20%, the focus in 2024 being on patient and employee satisfaction.

42137067 Page 61 – The target Short-Term Incentive amount, which is paid out at an overall target achievement level of 100%, continues to be generally set at 105% (multiplier of 1.05) of a Management Board member’s relevant base salary; however, the Su-pervisory Board may determine another multiplier for fiscal years for which no Short-Term Incentive has yet been allocated within a range from 100% (multiplier of 1) to 125% (multiplier of 1.25) of the Management Board member’s relevant base salary. – The target achievement cap for, and the payout cap from, the Short-Term In-centive is increased from 120% to 150% in order to create even stronger incen-tives for the Management Board members within appropriate limits and in line with current market practices. – In the long-term performance-based compensation (“Long-Term Incentive” or “LTI”), new performance targets and new weightings are established in order to better reflect the Company’s strategic priorities with regard to developing enter-prise value, increasing profitability and achieving long-term, sustainable growth. The introduction of the capital markets target Total Shareholder Return (“TSR”) compared to competitors (“Relative TSR”) takes into account the long-term de-velopment of enterprise value as well as the requirements of capital market par-ticipants. In addition to a financial performance target and a capital markets tar-get, the introduction of a sustainability target in the Long-Term Incentive puts an even greater focus on non-financial performance targets, such as in 2024 reduc-tion in CO2e emissions. – The amount allocated under the Long-Term Incentive continues to be generally set at 135% (multiplier of 1.35) of a Management Board member’s relevant base salary; however, the Supervisory Board may determine another multiplier for tranches not yet allocated within a range from 105% (multiplier of 1.05) to 200% (multiplier of 2) of the relevant base salary for the Chairperson of the Management Board and from 105% (multiplier of 1.05) to 150% (multiplier of 1.5) of a Manage-ment Board member’s relevant base salary for all other Management Board mem-bers. This enables the Supervisory Board to allocate a lower or higher amount of variable compensation than previously. An increase in the variable compensation might be necessary in individual cases to retain Management Board members and/or to attract qualified candidates for the Management Board. This applies all the more as the Company’s Management Board compensation level are also measured against the compensation levels in the U.S. due to Fresenius Medical Care’s strong U.S. commitment. – Furthermore, the Supervisory Board may choose to settle the Performance Shares under the Long-Term Incentive not in cash, but in shares in the Company. – In addition to the already existing shareholding requirements in connection with personal investments, such as from the previous long-term incentive plan, addi-tional Share Ownership Guidelines are introduced. These guidelines provide that the Chairperson of the Management Board must invest 200% and the other Man-agement Board members must invest 150% of their annual base salary in shares

42137067 Page 62 in the Company and permanently hold these for a period until two (2) years after the end of their service agreements. The introduction of the Share Ownership Guidelines is intended to tie the Management Board compensation even more closely to the interests of shareholders and the sustainable development of Fresenius Medical Care. – Moreover, for Management Board members who are appointed for the first time effectively on or after January 1, 2024, the Compensation System 2024+ provides for a cash pension allowance, which can be used for privately managed pension investments, instead of the pension commitment granted previously. This shall also apply to Management Board members having been appointed as members of the management board of the former general partner, Fresenius Medical Care Management AG, for the first time effective on or after October 1, 2023, and whose service agreements have been transferred to the Company. Management Board members who were granted a defined contribution pension commitment may, to the extent legally permissible, retroactively receive a cash pension allow-ance instead. – Finally, the comparison groups for horizontal and vertical reviews of the values and structures of compensation are adjusted. The following diagram shows the key changes to the Compensation System 2024+ compared to the Compensation System 2020+:

42137067 Page 63 The Compensation System 2024+ is envisaged to be implemented in the service agreements of the Management Board members in office, shall become retroactively effective from January 1, 2024, and also shall apply to new service agreements for Management Board members. 2 Overview of the Compensation System 2024+ The following diagram shows the compensation components and further design el-ements of the Compensation System 2024+, which are described in more detail be-low. 2.1 Fixed Components The fixed compensation components comprise a base salary, fringe benefits and a pension allowance or pension commitment. 2.2 Variable Components The variable compensation components comprise a Short-Term Incentive and a Long-Term Incentive. The target Short-Term Incentive amount generally equals 105% (multiplier of 1.05) of a Management Board member’s relevant base salary. The amount allocated under the Long-Term Incentive generally equals 135% (mul-tiplier of 1.35) of a Management Board member’s relevant base salary.

2.3 Financial and Non-Financial Performance Targets (Sustainability Targets) and Capital Markets Target

Fresenius Medical Care aligns all processes in a global organization in a patient-oriented manner, develops innovative products and provides life-sustaining treatments. The Company wants to treat a growing number of patients and to improve the quality of treatments due to the global exchange of best in class standards. The envisaged growth shall be profitable and sustainable. For this purpose, Fresenius Medical Care intends to focus on its core competencies: operating outpatient facilities, standardizing medical procedures, developing innovative products, and coordinating patients efficiently. To ensure an appropriate balance between growth and profitability targets, the Compensation System 2024+ focuses on both dimensions. In addition, it takes into account strategically relevant environmental, social and governance ("**ESG**") aspects and the capital markets performance.

The performance targets, as determined by the Supervisory Board, include financial as well as non-financial performance targets and a capital markets target. These performance targets set effective incentives for the Management Board members to act in accordance with the Company's strategy and support the long-term and sustainable development of Fresenius Medical Care in the best possible way.

The financial performance targets are derived from performance indicators that are relevant to the Company.

- For the Short-Term Incentive, they relate to the revenue of the group and/or the relevant operating segment for which a Management Board member is responsible ("**Revenue**"), the operating income of the group or operating segment for which a Management Board member is responsible ("**Operating Income**"), and the net income attributable to the shareholders of the Company ("**Net Income**").
- For the Long-Term Incentive, a performance indicator to measure profitability is used as a financial performance target. This will generally be return on invested capital ("**ROIC**").

The non-financial performance targets (sustainability targets) relate to relevant sustainability aspects identified by the Company in the relevant ESG fields consistent with Fresenius Medical Care's strategy.

- For the Short-Term Incentive for 2024, patient satisfaction and employee satisfaction are applied as sustainability targets.
- For the Long-Term Incentive, a reduction in the CO_2e emissions of Fresenius Medical Care is applied as a sustainability target for the 2024 allocation, in line with the goal to achieve climate neutrality by 2040.

In future fiscal years, other sustainability targets that are also relevant for Fresenius Medical Care, consistent with its strategy, ambitious and transparently measurable may also be selected for the Short-Term and Long-Term Incentive instead of, or in

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addition to, patient satisfaction, employee satisfaction and reduction in CO_2e emissions (e.g., from the fields of patients, employees, quality, innovation and environment). The sustainability target used in the Short-Term Incentive shall differ from the sustainability target used in the Long-Term Incentive in order to create holistic incentives and to cover the various sustainability fields relevant to Fresenius Medical Care's strategy. If the sustainability targets for the Short-Term Incentive and for the Long-Term Incentive focus on the same areas, the sustainability targets will be determined in such a way that they build on or complement each other in order to promote Fresenius Medical Care's sustainable development.

For the Long-Term Incentive, Relative TSR is applied as capital markets target.

These performance targets promote the operating and the strategic goals of Fresenius Medical Care and also reward the success in implementing its sustainability targets by fostering an appropriate focus on high-quality care for patients, high employee satisfaction and sustainable profitable growth. The introduction of a capital markets target for the Long-Term Incentive addresses investor-specific requirements for the inclusion of a relative performance measurement in comparison to relevant competitors and ties the compensation of the Management Board to the long-term capital market performance of Fresenius Medical Care. The introduction of a non-financial performance target for the Long-Term Incentive in addition to the non-financial performance target for the Short-Term Incentive is derived from the Company's commitment toward maintaining a responsible corporate culture and attaining strategic sustainability targets which also takes into account the requirements of the Company's shareholders and further stakeholders.

2.4 Caps and Maximum Compensation

For the Short-Term Incentive, the target achievement and payout are capped at 150% of the relevant target Short-Term Incentive amount. For the Long-Term Incentive, the target achievement is capped at 200% and the payout in cash or settlement in shares is capped at 400% of the amount allocated; since the amount payable in cash or the amount to be settled in shares from the Long-Term Incentive also depends on Fresenius Medical Care's share price development, the opportunity of profiting from share price development in the relevant vesting period thus also is limited.

The Compensation System 2024+ additionally provides for an overall maximum compensation amount for each Management Board member ("**Maximum Compensation**"). The Maximum Compensation limits the benefits that a member of the Management Board can receive as compensation for a fiscal year, irrespective of when the actual payment accrues.

The Maximum Compensation includes the base salary for the fiscal year (paid out during the fiscal year), the Short-Term Incentive for the fiscal year (paid out in the following fiscal year) and the Long-Term Incentive for the fiscal year (paid out in later fiscal years) and all other fringe benefits, sign-on bonuses and other compensation for the relevant fiscal year such as a pension allowance for the relevant fiscal year (paid out in general during the fiscal year). Any pension service costs incurred in a

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42137067 Page 66 fiscal year in line with a pension commitment being part of the fixed compensation components are also included in the calculation of the Maximum Compensation. The Maximum Compensation amount for each Management Board member can be lower than the sum of the potentially achievable payouts from the individual com-pensation components determined or allocated for a fiscal year. If the respective payouts to a Management Board member exceeded the Maximum Compensation amount, the proceeds of the Long-Term Incentive (irrespective of whether they are paid out in cash or settled in shares in the Company) would be reduced to the extent necessary to ensure that the Maximum Compensation amount is not exceeded. The Maximum Compensation continues to apply following the end of the appointment and service agreement of the Management Board member. The following diagram shows how the Maximum Compensation works: The Maximum Compensation amounts are determined based on the currency of the base salary as stated in a Management Board member’s service agreement. The Maximum Compensation amounts to EUR 12,000,000 or USD 12,975,240 for the Chairperson of the Management Board, EUR 9,500,000 or USD 10,272,065 for the Management Board member responsible for the Care Delivery operating segment, and EUR 7,000,000 or USD 7,568,890 for all other current Management Board func-tions. If new Management Board functions are established, the Maximum Compensation amounts for the Management Board members having such functions can range be-tween EUR 5,000,000 and EUR 7,000,000 or USD 5,406,350 and USD 7,568,890, respectively.

42137067 Page 67 2.5 Share Ownership Guidelines The Compensation System 2024+, in addition to share holding requirements that already exist, introduces so-called Share Ownership Guidelines (“SOG”) in order to foster an even greater alignment of the incentives provided to the Management Board for implementing Fresenius Medical Care’s business strategy with the inter-ests of the Company’s shareholders and to promote Fresenius Medical Care’s sus-tainable development. The introduction of the SOG also takes account of current market practices and the expectations of capital market participants. Under the SOG, Management Board members shall be required to acquire shares in the Company or American Depositary Shares representing shares in the Com-pany evidenced by American Depositary Receipts (“ADSs”) over several years in the amount of a percentage of their annual base salary (“SOG Amount”) and to hold them for a certain period of time. The SOG Amount is 200% of the annual base salary for the Chairperson of the Management Board and 150% for the other Man-agement Board members. The Management Board members are required to hold these shares or ADSs permanently until two (2) years after the end of their service agreements. The period during which the respective Management Board member must acquire shares in the Company is in general four (4) years and starts when the contractual term of the service agreement begins, but at the earliest on January 1, 2024. The build-up phase ends at the latest at the end of the respective service agreement. The Management Board member must have fully invested the SOG Amount no later than four (4) years after the start of the build-up period. Additional shares in the Company or ADSs acquired in one year or already held by the Management Board member at the start of the build-up period can be offset against the amount to be invested. 2.6 No Discretionary Special Payments Under the Compensation System 2024+, the Supervisory Board is not entitled to award special payments for outstanding performance to the Management Board members on a discretionary basis (known as discretionary bonus (Ermessenstanti-eme)). 2.7 Malus and Clawback Under the Compensation System 2024+, the Supervisory Board is entitled to with-hold (malus) or reclaim (claw back) variable compensation components in the event of material breaches of internal Company guidelines or statutory or contractual du-ties and in the event of incorrect consolidated annual financial statements (including material breaches of financial reporting requirements under U.S. federal securities laws), considering the characteristics of the individual case. Material breaches in-clude, but are not limited to, failure to comply with key provisions of the internal Code of Ethics and Business Conduct, grossly negligent or unethical conduct, and signifi-cant breaches of the duty of care within the meaning of Section 93 of the German

42137067 Page 68 Stock Corporation Act. In the event of incorrect consolidated financial statements (or material non-compliance with financial reporting requirements under U.S. federal securities laws), variable compensation that has already been paid out may be re-claimed if the audited and approved consolidated financial statements on which the calculation of the amount to be paid out was based were incorrect and on the basis of corrected consolidated financial statements a lower amount or no payment of var-iable compensation would have been owed. The obligation of the Management Board member to pay damages to the Company pursuant to Section 93(2) of the German Stock Corporation Act remains unaffected by these provisions. Within this framework, the Supervisory Board will ensure that contractual provisions are in place determining detailed requirements for withholding or reclaiming variable compensation components and setting forth the consequences thereof, including the full or partial forfeiture of all or some variable compensation components. The enti-tlement to claw back generally becomes time-barred no later than at the end of the third fiscal year following payment of the performance-based compensation. 2.8 Compensation Offset Any compensation awarded to Management Board members for Supervisory Board mandates in entities in the Company’s group will be offset against the Management Board member’s base salary. Furthermore, the Supervisory Board can resolve to deduct any compensation, in full or in part, awarded to Management Board members for any activity in supervisory boards outside of the Company’s group from the Man-agement Board member’s base salary. 2.9 Compensation Structure The total target compensation consists of the target total direct compensation for a full fiscal year (sum of the annual base salary, annual target Short-Term Incentive amount and the annual amount allocated under the Long-Term Incentive, “Target Total Direct Compensation”), fringe benefits and a pension allowance or a pension commitment. The Compensation System 2024+ is focused on the long-term and sustainable cor-porate development of Fresenius Medical Care. Therefore, variable compensation components are mainly allocated with a long-term focus. For this reason, the amount allocated under the Long-Term Incentive will exceed the target Short-Term Incentive amount for each fiscal year. Under the Long-Term Incentive, performance is measured over a period of three (3) years. The vesting period for the Long-Term Incentive is four (4) years. Therefore, Management Board members have access to the Long-Term Incentive only after at least four (4) years have elapsed; deviations may apply in case of death, full or par-tial reduction in earnings capacity and other pre-defined leaver events. Depending on the multipliers applied to the target amount for the Short-Term Incen-tive and to the allocation amount for the Long-Term Incentive, the basic structure of

42137067 Page 69 the Target Total Direct Compensation consists of approximately 24% – 33% base salary, approximately 25% – 36% Short-Term Incentive and approximately 34% – 50% Long-Term Incentive and is exemplarily shown in the following diagram: Around 67% – 76% of the Target Total Direct Compensation is comprised of perfor-mance-based variable compensation components. The share of approximately 34% – 50% of the Long-Term Incentive of the Target Total Direct Compensation re-flects the long-term orientation of the compensation structure. The specific relative share of the Target Total Direct Compensation for a fiscal year depends on the func-tion of the Management Board member and on the relevant multipliers determined by the Supervisory Board in accordance with this Compensation System 2024+ for the target amounts of the Short-Term Incentive and the amounts allocated under the Long-Term Incentive. For example, with a multiplier of 1.05 for the Short-Term In-centive and a multiplier of 1.35 for the Long-Term Incentive, approximately 29% of the Target Total Direct Compensation consists of basic compensation, approxi-mately 31% of the Short-Term Incentive and approximately 40% of the Long-Term Incentive. Fringe benefits and pension allowances or pension commitments, too, are consid-ered when determining the compensation structure of the total target compensation. Fringe benefits are awarded based on the individual service agreements with the Management Board members, and their type and amount vary for each Manage-ment Board member. The amount of fringe benefits for each Management Board member usually ranges between approximately 1% and 10% of the relevant Target Total Direct Compensation for each fiscal year. This range is derived from the

42137067 Page 70 individual fringe benefits awarded to each Management Board member in their cur-rent service agreement as well as from historical data. Generally, Management Board members are granted a pension allowance in cash amounting to 40% of their respective base salary. Pension commitments previously granted to Management Board members under a defined benefit or a defined con-tribution scheme in principle remain unaffected; Management Board members who were granted a defined contribution pension commitment may, to the extent legally permissible, retroactively receive a pension allowance in cash instead. 3 Process of Determining, Reviewing and Implementing the Compensation System The Supervisory Board is responsible for determining the compensation of each Management Board member as well as for determining, reviewing and implementing the compensation system for the entire Management Board. The Supervisory Board is supported in this by its compensation committee (“Compensation Committee”). The Compensation Committee makes recommendations to the Supervisory Board. The recommendations of the Compensation Committee as well as any other matters relating to the individual compensation of the Management Board members and the compensation system are discussed by the Supervisory Board and, where required, resolved upon. Under the Rules of Procedure for the Supervisory Board, the members of the Su-pervisory Board are under an obligation to disclose any conflicts of interest without undue delay. The same obligation applies to the members of the Compensation Committee. These rules also apply to the process of compensating the individual Management Board members and to the process of determining, reviewing and im-plementing the compensation system for the Management Board members. The Compensation System 2024+ was developed with the support of external com-pensation experts. The Supervisory Board may also in the future consult external compensation experts to support it in its determination of the compensation of the Management Board members and when determining and reviewing the compensa-tion system as a whole. Any such compensation experts are independent from the Company, the Management Board and the Company’s affiliates. The compensation experts are replaced from time to time in order to ensure independent compensation reviews. The value of the total target compensation of each Management Board member is determined by the Supervisory Board in line with the Compensation System 2024+. In compliance with the requirements of the German Stock Corporation Act and the GCGC, it is ensured that compensation is commensurate with the duties and perfor-mance of each Management Board member and the Company’s situation, is geared toward the long-term, sustainable development of Fresenius Medical Care and does not exceed customary compensation without any special justification. To this end, both external and internal compensation comparisons are conducted. As a result, the total compensation may differ among the Management Board members,

42137067 Page 71 diligently considering a Management Board member’s function and responsibilities as well as differences in international pay practices. The total compensation for the individual Management Board members takes into account the interests of the Com-pany in retaining Management Board members and attracting qualified candidates for the Management Board. In order to assess the appropriateness of the Compensation System 2024+ and the individual compensation of the Management Board members, the Supervisory Board conducts a horizontal review of compensation amounts and structures (exter-nal comparison). The horizontal comparison is made at a national level with other companies from the most relevant German benchmark index in which the Company is listed (currently MDAX) and at an international level with companies operating in a similar sector and having a similar size. The comparison group used for the hori-zontal comparison is disclosed in the compensation report for the relevant fiscal year. The Supervisory Board also takes into account a vertical review of the compensation levels of Fresenius Medical Care’s employees when determining the compensation system and the compensation of the Management Board members (internal com-parison). The compensation of the Management Board members and of the mem-bers of the upper management of Fresenius Medical Care (currently Management Level 8 or higher) as well as of the global staff (generally all employees with the exception of Fresenius Medical Care’s upper management) is set in relation. When conducting the vertical review, the Supervisory Board also takes into account the development of compensation levels over time. Any new compensation system for the Management Board members as resolved and intended to be applied by the Supervisory Board is submitted to the Company’s General Meeting for approval. The Supervisory Board will review the compensation system on a regular basis and, if required, resolve changes thereto. In the event of significant changes and at least every four (4) years, the compensation system will be submitted to the General Meeting for approval. Should the General Meeting not approve the submitted compensation system, such compensation system is re-viewed and submitted, at the latest, to the following Annual General Meeting. 4 Compensation Components in Detail 4.1 Fixed Compensation The fixed compensation components awarded to the Management Board members under the Compensation System 2024+ comprise a base salary, fringe benefits and a pension allowance or pension commitment, as applicable. 4.1.1Base Salary The base salary, which is usually agreed for a full year, is paid in accordance with local customs applicable to the respective Management Board member. For Man-agement Board members located in the U.S., the base salary is typically paid in bi-

42137067 Page 72 weekly installments. For Management Board members located in Germany, the base salary is typically paid in twelve (12) monthly installments. 4.1.2Fringe Benefits Fringe benefits are awarded based on the individual service agreements of the Man-agement Board members and can essentially include the following: private use of company cars or payment of a car allowance, payments for school fees, housing, rent and relocation, reimbursement of fees for the preparation of income tax returns, reimbursement of charges, allowances for accident, life, pension, health and care insurance, other insurance benefits as well as tax equalization compensation due to varying tax rates applicable in Germany and, where applicable, the country in which the Management Board member is personally taxable. Fringe benefits can be of a one-time or recurring nature. Due to the Maximum Compensation, a maximum amount is also determined for fringe benefits for each fiscal year and for each Man-agement Board member. In order to attract qualified candidates for the Management Board, the Supervisory Board may complement the compensation of first-time Management Board mem-bers in an appropriate and market-compliant manner in the form of a sign-on bonus, e.g., to compensate for any forfeited compensation benefits from previous employ-ment or service relationships. The Supervisory Board may also award reimburse-ments of fees, charges and any other costs in connection with or related to any change in the regular place of work of Management Board members. 4.1.3Pension Allowances and Pension Commitments Management Board members appointed for the first time effective on or after Janu-ary 1, 2024, will be granted a pension allowance in cash for private pension provi-sions in the amount of 40% of their relevant base salary. This shall also apply to Management Board members having been appointed as members of the manage-ment board of the former general partner, Fresenius Medical Care Management AG, for the first time effective on or after October 1, 2023, and whose service agreement has been transferred to the Company, retroactively as from the date of their appoint-ment as members of the management board of the former general partner. The current company pension scheme for the Management Board members in office at the management board of the former general partner on September 30, 2023, will in principle be continued. This means: – Management Board members who were appointed as members of the Manage-ment Board of the former general partner of the Company organized in the legal form of a partnership limited by shares for the first time effective prior to January 1, 2019, could be granted a contractual pension commitment in the form of a defined benefit scheme. Under this defined benefit scheme, pension commit-ments provide for pension and survivor benefits (Hinterbliebenenversorgung) from the time the member permanently retires from active employment or in the event of a full or partial reduction in their earning capacity (Erwerbsminderung).

42137067 Page 73 The amount of such benefits is calculated by reference to the amount of the Man-agement Board member’s most recent base salary or the five (5)-year average of the Management Board member’s most recent base salaries. The retirement pen-sion is based on 30% of the last base salary or the five (5)-year average of the last base salaries and increases for each complete year of service by 1.5 per-centage points up to a maximum of 45%. – Management Board members who were appointed for the first time effective be-tween January 1, 2019, and September 30, 2023, as management board mem-bers of the former general partner of the Company organized in the legal form of a partnership limited by shares could be granted a defined contribution pension commitment. Under such defined contribution pension commitment, an annual pension contribution in the amount of 40% of the relevant base salary is paid for the Management Board member that determines the future amount of the benefit. After reaching the retirement age under a defined contribution pension commit-ment, payments can be made as one-time payment, in equal installments or as annuity payments. Under the defined contribution pension commitments, survivor benefits (Hinterbliebenenversorgung) as well as benefits in the event of full or partial reduction in earning capacity (Erwerbsminderung) may be provided for. To the extent legally permissible, it can be agreed with the Management Board mem-bers who have been granted a defined contribution pension commitment that the defined contribution pension commitment will be canceled and, alternatively, they will be granted a retroactive pension allowance in cash for private pension provisions in the amount of 40% of their respective base salary instead. 4.2 Short-Term Incentive Under the Compensation System 2024+, the Management Board members are en-titled to receive a Short-Term Incentive that may result in a cash payment. The Short-Term Incentive rewards the Management Board members for the Company’s per-formance in the relevant fiscal year. The Short-Term Incentive is linked to the achievement of three financial performance targets and one non-financial perfor-mance target, which can also consist of various sub-targets, balancing growth, prof-itability and sustainability aspects.

42137067 Page 74 The following diagram shows how the Short-Term Incentive works: 4.2.1Target Amounts The target Short-Term Incentive amount, which is paid out at an overall target achievement level of 100%, is generally set at 105% (multiplier of 1.05) of the Man-agement Board member’s relevant base salary. The Supervisory Board may deter-mine the relevant multiplier for the target amount for fiscal years for which no Short-Term Incentive has yet been allocated, within a range from 100% (multiplier of 1) to 125% (multiplier of 1.25), provided that the value allocated under the Long-Term Incentive exceeds the target Short-Term Incentive amount. If members are ap-pointed to the Management Board during a fiscal year, the target Short-Term Incen-tive amount is calculated on a pro rata temporis basis. The maximum overall target achievement is capped at 150%; accordingly, the payout for the Short-Term Incen-tive cannot exceed 150% of the relevant target amount. 4.2.2Performance Targets The Short-Term Incentive is measured based on the achievement of four perfor-mance targets: Revenue, Operating Income, Net Income and a measurable sustain-ability target, which can also consist of various sub-targets. The financial performance targets reflect key operating figures of the Company and support Fresenius Medical Care’s strategy of achieving sustainable and profitable growth. The non-financial performance target underlines Fresenius Medical Care’s commitment to implement its global sustainability targets.

42137067 Page 75 When calculating the overall target achievement, the performance targets have a weighting of 20% (Revenue), 40% (Operating Income), 20% (Net Income) and 20% (sustainability target). The underlying financial figures of the financial performance targets for the Short-Term Incentive are at constant currency and may be adjusted for certain effects to ensure comparability of the financial figures with respect to the operational perfor-mance, e.g., effects from certain acquisitions and divestments and changes in IFRS accounting standards. In order to further enhance collaboration across the operating segments and at the same time incentivize the Management Board members with respect to their individ-ual responsibilities, some performance targets are measured at group level whereas others are measured at the level of the area of responsibility of the respective Man-agement Board member. The financial performance targets “Revenue” and “Oper-ating Income” are in principle measured at group level. For the Management Board members with responsibility for the Care Delivery and Care Enablement operating segments, these performance targets are measured at the level of the segment for which they are responsible. The Net Income target for all Management Board mem-bers is measured at group level. By measuring certain performance targets at group level as well as at the level of the operating segments, the financial performance of both the group and that of the relevant operating segments is reflected. The sustainability target is measured at group level for all Management Board mem-bers in order to ensure close collaboration among them in the context of the Com-pany’s sustainability efforts. The sustainability target relates to strategic focus areas of Fresenius Medical Care in the areas of ESG. The sustainability target and any sub-targets applied, the performance criteria and the target achievement will be de-fined for each fiscal year and subsequently disclosed in the compensation report for the relevant fiscal year. The target achievement can be assessed by external audi-tors on the basis of a corresponding resolution adopted by the Supervisory Board.

42137067 Page 76 4.2.3Performance Target Setting and Determination of Target Achievement The Supervisory Board will define the target values of the underlying financial figures that lead to a target achievement of 0% (lower threshold), 100% and 150% (cap) for each financial performance target on an annual basis. The Supervisory Board may also set additional target values leading to target achievement of between 0% and 150%. When setting the target values, the Supervisory Board will consider the mar-ket and competitive environment, medium-term planning and the strategic growth targets. In order to set the sustainability target and, if applicable, its sub-targets, the Super-visory Board accordingly defines specific, measurable values, including the metrics and the respective methods used to determine the target values and target achieve-ment, which may not exceed 150%. After the one-year performance period of the Short-Term Incentive has lapsed, the Supervisory Board determines whether and to what extent the performance targets have been achieved. The following applies for each performance target: If the lower target value is not exceeded, a target achievement of 0% applies. If the upper target value is reached or exceeded, a target achievement of 150% (cap) applies. Target achievement in the range between two adjacent target values will be determined by linear interpolation, unless the Supervisory Board has determined otherwise. The degree of the overall target achievement is determined by taking the weighted arithmetic mean of the target achievement of each performance target. Multiplying the degree of overall target achievement by the target Short-Term Incentive amount results in the final Short-Term Incentive amount. The final Short-Term Incentive amount will be paid to the Management Board member in cash following adoption of a resolution by the Supervisory Board. Since the overall target achievement is capped at 150%, the final Short-Term Incentive amount is also capped at 150% of the target Short-Term Incentive amount. When determining the degree of overall target achievement, the Supervisory Board, in accordance with the corresponding recommendation of the GCGC, has the option of appropriately taking extraordinary developments into consideration (including, but not limited to, certain extraordinary commercial, tax or similar impacts that are not related to the respective Management Board member’s performance). In this case, the Supervisory Board may increase or reduce the calculated overall target achieve-ment to reflect this. If the Supervisory Board resolves to make use of this option, the rationale will be adequately explained and disclosed. Information on the applied performance targets, target values, adjustments and the respective performance target achievement will be disclosed ex post after the end of the performance period in the compensation report for the relevant fiscal year.

42137067 Page 77 4.3 Long-Term Incentive Under the Compensation System 2024+, the Management Board members are en-titled to receive a Long-Term Incentive in the form of Performance Shares with a performance period of three (3) years. Performance Shares are non-equity virtual compensation instruments which are paid out in cash or settled in shares in the Company. Any proceeds from Perfor-mance Shares (irrespective of whether they are paid out in cash or settled in shares in the Company) are subject to the achievement of three performance targets and the development of the stock exchange price of the Company’s shares. The Perfor-mance Shares will not be paid out or settled in shares before the end of the vesting period. The vesting period for the Performance Shares is four (4) years. Therefore, the proceeds from the Long-Term Incentive are not accessible to the Management Board members prior to the lapse of a period of at least four (4) years. The following diagram shows how the Long-Term Incentive works: 4.3.1Allocation Amounts The Long-Term Incentive is structured on a rolling basis, meaning that each Man-agement Board member is allocated an annual tranche with a three-year perfor-mance period and a four-year vesting period. The amount allocated under the Long-Term Incentive for each Management Board member is generally set at 135% (multiplier of 1.35) of the respective base salary. The Supervisory Board may determine the multiplier relevant for the allocation amount for tranches not yet allocated within a range from 105% (multiplier of 1.05) to 200% (multiplier of 2) for the Chairperson of the Management Board and from 105% (multiplier of 1.05) to 150% (multiplier of 1.5) for all other Management Board members, provided that the amount allocated under the Long-Term Incentive exceeds the target Short-Term Incentive amount. If members are appointed to the Management Board during a fiscal year, the allocation amount for such member is calculated on a pro rata temporis basis.

In order to determine the number of Performance Shares to be allocated to a Management Board member, the allocation amount is divided by the value per Performance Share determined in accordance with IFRS 2 and taking into account the average share price of the Company's shares. The average share price will be the average share price over a period to be determined by the Supervisory Board prior to each allocation date. The number of Performance Shares to vest for each Management Board member depends on the achievement of the performance targets.

4.3.2 Performance Targets

The Long-Term Incentive is measured based on the achievement of a financial performance target, a capital markets target and a non-financial performance target:

The performance targets in the Long-Term Incentive are important performance indicators of the Company and support the implementation of the long-term strategy of the Company. The performance targets are (i) the profitability target (in general ROIC), (ii) the Relative TSR and (iii) a sustainability target:

- **ROIC** is a strategically relevant internal performance target and describes the profitability of invested capital. ROIC provides information on how efficiently the Company works with the available capital in the long term and how efficiently capital is used for investment projects.

  Instead of ROIC, the Supervisory Board can also use return on capital employed ("**ROCE**") to measure profitability for future fiscal years if it concludes that it appears more suitable as a performance indicator for providing effective incentives for the Management Board members.

- **Relative TSR** addresses investor-specific requirements regarding the inclusion of measuring performance compared to relevant competitors, is in line with both national and international current common market practices and is a relevant indicator of Fresenius Medical Care's long-term capital markets performance.

- **Sustainability** is an essential and integral part of the corporate strategy of Fresenius Medical Care. By considering key ESG objectives in the context of Long-Term Incentives, also investor-specific and social requirements are met and the long-term, sustainable development of Fresenius Medical Care is promoted. For the 2024 allocation of the Long-Term Incentive, the reduction in CO_2e emissions was defined as the sustainability target. For future fiscal years, other sustainability targets (one or more, e.g., from the areas patients, employees, quality, innovation and environment) that are likewise also relevant for Fresenius Medical Care, consistent with its strategy, ambitious and transparently measurable can be selected instead of, or in addition to, the reduction in CO_2e emissions.

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42137067 Page 79 These performance targets have been chosen since they, with a view to the devel-opment of the enterprise value, reflect Fresenius Medical Care’s strategic priorities of increasing profitability and capital efficiency, and have a long-term focus. The sustainable development of Fresenius Medical Care is given special consideration by incorporating a sustainability target. The Relative TSR performance target fo-cuses on a comparison with relevant competitors and thus ensures that the Long-Term Incentive provides effective incentives to take appropriate account of share-holders’ interest in a positive capital markets performance of Fresenius Medical Care. The performance targets have a weighting of 40% (profitability (in general ROIC)), 40% (Relative TSR) and 20% (sustainability) when determining the overall target achievement. ROIC is defined in accordance with the Company’s approved consolidated financial statements for the fiscal year in question. In principle, ROIC is equivalent to the ratio between operating income after adjusted income tax to the average invested capital over a certain period. ROIC is calculated on the basis of the Company’s approved consolidated financial statements for the fiscal years in question, with the proviso that the financial figures used to calculate ROIC can be adjusted for certain effects to ensure comparability of the financial figures with respect to the operational per-formance, e.g., effects from certain acquisitions and divestments and changes in IFRS accounting standards. These principles apply mutatis mutandis in the event that the Supervisory Board chooses to use ROCE as performance indicator to meas-ure profitability. The achievement of the Relative TSR is determined based on the percentile ranking of the TSR performance of the Company in comparison to the TSR performance of companies in one or more comparison groups determined by the Supervisory Board. In general, STOXX® Europe 600 Health Care and S&P 500 Health Care indices are determined as comparison groups. To compensate for possible share price fluctua-tions, the average closing price of the last 30 trading days in the XETRA trading system of Deutsche Börse AG in Frankfurt/Main or a comparable successor system before the beginning (January 1) and end (December 31) of the performance period is taken as the relevant share price. For the calculation of the Relative TSR for tranches not yet allocated, the Supervisory Board may determine one or more other comparison groups if it concludes that a comparison with one or more other groups appears more suitable (e.g., based on the correlation with the relevant index) for providing effective incentives for the Management Board members and taking appropriate account of shareholders' interests. The Supervisory Board is also entitled to adjust the comparison groups for Relative TSR for good cause, such as a discontinuation of the relevant index.

The achievement of the sustainability performance target is determined on the basis of adequate information. For example, the Non-Financial Group Reports (or any successor corporate sustainability reports) for the relevant fiscal years reviewed by the Supervisory Board and reviewed by an independent auditor are used to determine the target achievement of the "reduction in CO_2e emissions" performance target initially determined for the allocation in 2024.

4.3.3 Performance Target-Setting and Determination of Target Achievement

The Supervisory Board will define the target values of the underlying financial figures that lead to a target achievement of 0% (lower threshold), 100% and 200% (cap) for each performance target. The Supervisory Board may also set additional target values that lead to a target achievement of between 0% and 200%. Target achievement in the range between two adjacent target values will be determined by linear interpolation, unless the Supervisory Board has determined otherwise. When setting the target values, the Supervisory Board will consider, among other things, factors including the market and competitive environment, medium-term planning and strategic growth targets, shareholder interests and Fresenius Medical Care's sustainability strategy.

The target achievement for the performance target "profitability" (in general "ROIC") is determined on the basis of the average of the annual figures in the three (3) fiscal years of the relevant performance period. A 100% target achievement is given if the actual average annual figure corresponds to the planned average annual figure for the fiscal years of the relevant performance period. If the actual average annual figure falls below the planned average annual figure for the fiscal years of the relevant performance period by a value to be determined by the Supervisory Board, the target achievement is 0%. If the actual average annual figure exceeds the planned average annual figure for the fiscal years of the relevant performance period by a value to be determined by the Supervisory Board, the target achievement is 200%.

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42137067 Page 81 The target achievement curve for the performance target “ROIC” is as follows for the 2024 allocation: The target achievement of the performance target “Relative TSR” is determined us-ing the percentile ranking method. For this purpose, the TSR values of the peer companies within the respective comparison groups over the performance period are ranked and the relative positioning of the Company within the respective com-parison group is determined on the basis of the percentile achieved. The following applies within the respective comparison group: A 100% target achievement in the respective performance period is given if the TSR for the Company is at the 55th percentile. A positioning at or below the 30th percentile leads to a target achievement of 0% in the respective performance period. Positioning at or above the 75th percen-tile leads to a target achievement of 200% in the respective performance period. The Supervisory Board may adjust the values relevant for target achievement for tranches that have not yet been allocated; this applies in particular in the event of a change in the comparison groups relevant for the Relative TSR. Notwithstanding the above, the target achievement of the performance target “Relative TSR” in the per-formance period is capped at 100% if the TSR for the Company for such perfor-mance period is negative. After determining the target achievement within the rele-vant comparison groups over the performance period, the target achievement for the performance target “Relative TSR” over the performance period is determined taking into account the weighting defined by the Supervisory Board for the respective com-parison groups.

42137067 Page 82 The target achievement curve for the performance target “Relative TSR” is as follows for the 2024 allocation: For the sustainability target “reduction in CO2e emissions”, the target achievement for a fiscal year is 100% if the reduction in CO2e emissions actually achieved in a fiscal year of the performance period, measured in tons of CO2 equivalents (CO2e) (“Actual CO2e Reduction”), corresponds to a percentage of CO2e emissions deter-mined by the Supervisory Board (“Planned CO2e Reduction”). The Planned CO2e Reduction is oriented towards Fresenius Medical Care’s expressed goal to reduce Scope-1 and Scope-2 emissions by 50% by 2030 compared to 2020 and to achieve climate neutrality by 2040. In addition to the Planned CO2e Reduction, the Supervi-sory Board will set values that lead to a target achievement of 50% and 200%. If the Actual CO2e Reduction is less than the value of the CO2e emissions set for the target achievement of 50%, the target achievement is 0%. An Actual CO2e Reduction of more than the value of CO2e emissions defined for the target achievement of 200% will not lead to a further increase in target achievement. The target achievement for the performance target “Sustainability” is calculated as the average of the respective target achievements in the three (3) fiscal years of the performance period.

42137067 Page 83 The target achievement curve for the sustainability target “reduction in CO2e emis-sions” is as follows for the 2024 allocation: At the end of the performance period, the Supervisory Board will determine the over-all target achievement for the Long-Term Incentive. For this purpose, the target achievements for the three performance targets during the performance period will be determined and included in the calculation of the overall target achievement ac-cording to their weighting. Based on the overall target achievement, the final number of Performance Shares is determined for each Management Board member and may increase or decrease over the performance period compared to the number at the allocation. The overall target achievement can range from 0% to 200% (cap). The same applies to the number of Performance Shares to vest. After the final number of Performance Shares to vest has been finally determined, it is multiplied by the average price of the shares in the Company in order to calculate a corresponding amount for payment in cash or settlement in shares of the final Performance Shares. The average price to be applied relates to a period beginning before the respective vesting date and to be determined by the Supervisory Board. The payment in cash or settlement in shares is capped at 400% of the allocation amount, without prejudice to any reduc-tion that might be required in order to comply with the applicable Maximum Com-pensation. The Supervisory Board may make the payout in cash or settlement in shares dependent on further conditions, such as the continuation of the service re-lationship. When determining the degree of overall target achievement, the Supervisory Board in accordance with the corresponding recommendation of the GCGC has the option of appropriately taking into consideration extraordinary developments (including, but not limited to, certain extraordinary commercial, tax or similar impacts that are not related to the respective Management Board member’s performance). In this case, the Supervisory Board may increase or decrease the overall target achievement which has been calculated to reflect this. This also applies if capital adjustments (e.g., capital increases, spin-offs or stock splits) are carried out. If the Supervisory

42137067 Page 84 Board resolves to make use of this option, the rationale will be adequately explained and disclosed. Information on the applied performance targets, target values, adjustments and the respective performance target achievement will be disclosed ex post after the end of the performance period in the compensation report for the relevant fiscal year. 5 Compensation-Related Legal Transactions The service agreements of the Management Board members are entered into for the term of their appointment and extended for the term of each reappointment. When a Management Board member is appointed for the first time, the term of ap-pointment and term of the service agreement are generally no longer than three (3) years. If a member is reappointed, the period for each of the appointment and the extension of the service agreement is up to five (5) years. The Supervisory Board may determine leaver rules for any compensation compo-nent and for any situation in which the service relationship of a Management Board member or their appointment as a member of the Management Board ends. This includes situations such as retirement or full or partial reduction in earning capacity, death, termination of the service agreement without good cause, termination of the service agreement for good cause, or revocation of the appointment for good cause. For any such situation the Supervisory Board may determine the requirements ap-plying to the payment or forfeiture of all or some compensation components, in full or in part, prematurely or deferred, to the Management Board member or, in case of death, to the heirs of the Management Board member. Any payment of variable compensation components will in principle be made in accordance with the targets and comparison parameters as well as the due dates or any holding periods stipu-lated in the plan terms as agreed to or referenced in the service agreements with the Management Board members. The Supervisory Board may also determine rules re-garding compensation for each compensation component in accordance with the above provisions for situations involving a temporary revocation of appointment pur-suant to Section 84(3) of the German Stock Corporation Act. The service agreements of the Management Board members contain a severance payment cap. Under such severance payment cap, payments in connection with early termination of a Management Board appointment may not exceed the value of two (2) years’ compensation and may not compensate more than the remaining term of the respective service agreement. When calculating the respective annual com-pensation, only non-performance-based compensation components may be applied. If there is good cause for the termination of the service agreement, no severance payments will be made. The Supervisory Board may agree a post-employment non-compete covenant (na-chvertragliches Wettbewerbsverbot) for a period of up to two (2) years with Manage-ment Board members. If such post-employment non-compete covenant becomes applicable, the Management Board members may receive compensation for non-competition amounting to up to half of their respective base salary for each year

42137067 Page 85 during which the post-employment non-compete covenant applies. Any payments under a post-employment non-compete covenant are to be offset against any sev-erance payments. The service agreements of the Management Board members do not contain any commitments that are triggered by a change of control. 6 Compensation System in the Event of Special and Extraordi-nary Circumstances In special and extraordinary circumstances (such as a severe financial or economic crisis), the Supervisory Board may temporarily deviate from the Compensation Sys-tem 2024+ in accordance with Section 87a(2), second sentence of the German Stock Corporation Act if this is necessary in the interests of the Company’s long-term well-being. Unfavorable market developments are not considered special and extraordinary circumstances allowing for a deviation from the Compensation System 2024+. Even in the event of a deviation, the compensation must continue to be geared to-ward the long-term and sustainable development of the Company and reflect the performance of the Management Board. Any deviation from the Compensation System 2024+ under the circumstances re-ferred to above will only be made following a detailed examination of the specific circumstances and alternative courses of action and on the basis of a proposal by the Compensation Committee by adopting a Supervisory Board resolution to this effect, and would be disclosed in the compensation report for the relevant fiscal year. A temporary deviation from the Compensation System 2024+ is possible in relation to the following components: base salary, performance targets and the rules for set-ting targets for Short-Term and Long-Term Incentives, rules for calculating target achievement and payment dates, ranges of possible target achievement for the in-dividual components of variable compensation and compensation structure, includ-ing the relationship between the individual compensation components. If the incentive effect of the Management Board compensation cannot be adequately restored by adjusting the existing compensation components, the Supervisory Board also may temporarily award additional compensation components or replace individ-ual compensation components with other compensation components in the event of extraordinary developments, subject to the same conditions as mentioned above. 3. Annex to agenda item 10: Remuneration system for the members of the Su-pervisory Board (Convenience Translation) a) Principles of remuneration of the members of the Supervisory Board (1) Contribution of the remuneration to the promotion of the business strategy and long-term development

42137067 Page 86 The Supervisory Board of the Company advises and monitors the management of the Company by the Management Board and performs the tasks assigned to it by law and the Articles of Association. It is involved in the determination of the strategy and the planning as well as in all matters of fundamental importance to the Com-pany. Particularly relevant decisions by the Management Board require the Super-visory Board´s approval. In particular, the Supervisory Board is responsible for ap-pointing and dismissing members of the Management Board, defining a compensa-tion system for the members of the Management Board and for resolving on the compensation of the Management Board. In view of these tasks which carry a high degree of responsibility, the members of the Supervisory Board shall receive an ap-propriate remuneration which also takes into account the time required for the Su-pervisory Board office. In addition, Supervisory Board remuneration that is also ap-propriate with regard to the market environment ensures that the Company will con-tinue to have qualified candidates for the Supervisory Board in the future. Thus, an appropriate remuneration of the members of the Supervisory Board contributes to the promotion of the Company’s business strategy and long-term development. (2) No variable, performance-related remuneration; no attendance fee In accordance with a suggestion of the German Corporate Governance Code, the remuneration of the members of the Supervisory Board of the Company consists exclusively of a fixed remuneration. The members of the Supervisory Board do not receive any variable, performance-related remuneration. This takes into account the function of the Supervisory Board as an independent advisory and supervisory body. Also, there is no attendance fee for the participation in meetings of the Supervisory Board or its committees. (3) No remuneration-related legal transactions No remuneration-related legal transactions (such as agreements on pensions) within the meaning of sec. 87a (1) sentence 2 no. 8 AktG have been or will be concluded with the members of the Supervisory Board. b) Procedure for defining, reviewing and implementing the remuneration system for the members of the Supervisory Board Pursuant to sec. 113 (3) sentence 1 AktG, the General Meeting passes a resolution on the remuneration of the members of the Supervisory Board based on a proposal of the Management Board and the Supervisory Board at least every four years. If the Management Board and the Supervisory Board do not propose any changes to the remuneration of the Supervisory Board to the Annual General Meeting and the resolution therefore only concerns the confirmation of the remuneration of the mem-bers of the Supervisory Board, a simple majority of the votes cast is sufficient to pass the resolution. If a confirming resolution is not passed, a revised remuneration sys-tem must be presented for resolution at the latest at the following Annual General Meeting. If the resolution is intended to amend the remuneration, this resolution re-quires a simultaneous amendment of the corresponding provisions of the Articles of

42137067 Page 87 Association; according to the current provisions of the Articles of Association, this requires a majority of three quarters of the share capital represented when the res-olution is passed. Prior to submitting the proposal to the General Meeting, the Management Board and the Supervisory Board review whether the remuneration of the members of the Su-pervisory Board in terms of its amount and structure continues to be in the interests of the Company and is appropriate in relation to the tasks of the Supervisory Board and the situation of the Company, whereby external remuneration consultants may also be consulted if necessary. In particular, the time commitment and scope of the duties of the Supervisory Board members as well as the financial situation of the Company are taken into account in the context of this review. Furthermore, the com-patibility of the remuneration with any statutory requirements, the recommendations of the German Corporate Governance Code and the expectations of the capital mar-ket as well as the market appropriateness of the remuneration are reviewed. The remuneration and employment conditions of employees are not taken into account when determining the remuneration for members of the Supervisory Board, as Su-pervisory Board remuneration is granted for activities that due to their advisory and supervisory function are fundamentally different from those of employees. Potential conflicts of interest with respect to the review of the remuneration system for the members of the Supervisory Board are counteracted by the statutory provi-sions regarding competence, since the decision-making authority on the Supervisory Board remuneration is assigned to the General Meeting and a proposal for this res-olution is submitted to it by both the Management Board and the Supervisory Board, meaning that a system of mutual control is already provided for in the statutory reg-ulations. The amendments to the remuneration of the members of the Supervisory Board pro-posed to the Annual General Meeting of the Company under agenda item 10 will each take effect upon registration of the corresponding amendment to the Articles of Association with the commercial register and shall each apply with effect as of 1 July 2024. c) Remuneration of the members of the Supervisory Board The remuneration of the members of the Supervisory Board shall be amended in order to appropriately take into account the further increased demands regarding the responsibilities of the Supervisory Board and certain committees of the Supervisory Board, the corresponding increased time commitment as well as the current market practice, while at the same time ensuring that the Company can continue to compete successfully for qualified candidates for the Supervisory Board in the future. At the same time, the currency of the remuneration shall be changed from US dollars (USD) to euros (EUR) in line with standard practice in German companies. (1) Remuneration for the membership in the Supervisory Board

42137067 Page 88 The fixed remuneration for each member of the Supervisory Board amounts to USD 160,000.00 per year pursuant to the current provision in Article 14 (1) of the Articles of Association. Pursuant to the proposed provision which shall apply as of 1 July 2024, the fixed remuneration for each member of the Supervisory Board shall amount to EUR 170,000.00 per year. The associated moderate increase of the fixed remuneration appropriately reflects the further increase in the complexity of the re-sponsibilities of the Supervisory Board as well as the development of inflation in recent years since the last resolution on the remuneration of the members of the Supervisory Board in 2020. According to the current provision, the chairperson of the Supervisory Board re-ceives additional remuneration of USD 160,000.00 and the deputy chairperson of the Supervisory Board receives additional remuneration of USD 80,000.00 (Arti-cle 14 (2) of the Articles of Association). In the future, the chairperson of the Super-visory Board and his or her deputy shall receive an additional remuneration of EUR 170,000.00 or EUR 85,000.00, respectively, and thus, in view of their additional duties and the corresponding higher time commitment, receive – as it is currently the case – twice and one and a half times the fixed remuneration, respectively. (2) Remuneration for serving on committees of the Supervisory Board According to the current provision in Article 14 (3) of the Articles of Association, the members of a committee of the Supervisory Board, irrespective of its duties, receive an additional annual remuneration of USD 40,000.00. The chairperson and deputy chairperson of a committee receive twice and one and a half times of this committee remuneration, respectively. According to the proposed provision which shall apply as of 1 July 2024, a distinction shall be made, with regard to the amount of the remuneration, between the various committees in order to take greater account of the different tasks of the individual committees and their different meeting frequencies. This also reflects the fact that the Supervisory Board established, and was required to establish pursuant to appli-cable law, certain committees for the first time in the course of the change of legal form of the Company from a partnership limited by shares to a stock corporation which became effective last year on 30 November 2023. The members of the Audit Committee and the Presiding Committee shall, in view of the extensive und complex tasks of these committees and the corresponding higher time commitment, each receive EUR 55,000.00 per year for their work on each of these committees. For serving as a member of each the Compensation Committee and the Nomination Committee, the amount of the remuneration shall in each case be EUR 40,000.00 per year; the same shall apply to any other committees which the Supervisory Board may choose to establish in the future. In line with standard market practice, no additional remuneration shall be paid for serving on the Mediation Com-mittee. In view of his or her additional duties and the corresponding higher time commitment, the chairperson of each committee shall – as it is currently the case – receive twice

42137067 Page 89 the applicable remuneration for the members of the respective committee. The ad-ditional remuneration for serving as deputy chairperson of a committee in the amount of one and a half times the applicable remuneration for the members of the respec-tive committee shall be cancelled in line with standard market practice with effect as of 1 July 2024, because only in exceptional cases the function of deputy chairperson is associated with a considerable higher time commitment. (3) Due date; pro rata payment The aforementioned remuneration for serving on the Supervisory Board and its com-mittees is payable in four equal instalments at the end of each calendar quarter in accordance with Article 14 (5) of the Articles of Association. There are no deferral periods for the payment of remuneration components. If a fiscal year is not a complete calendar year, the remuneration relating to a full fiscal year shall be paid on a pro rata temporis basis in accordance with Article 14 (4) of the Articles of Association. This applies accordingly if members of the Supervisory Board hold their office in the Supervisory Board or in a committee of the Supervisory Board or hold the office of chairperson or deputy chairperson only during part of a full fiscal year. d) Reimbursement of expenses and insurance cover In accordance with Article 14 (6) of the Articles of Association, the members of the Supervisory Board are reimbursed for the expenses incurred in the exercise of their office, including any statutory value-added tax owed by them. In accordance with Article 14 (7) of the Articles of Association, the members of the Supervisory Board shall be covered by insurance against pecuniary damage, taken out by and in the interest of the Company in an appropriate amount for corporate bodies and certain executives. The insurance premiums shall be borne by the Com-pany. III. Further information and notes regarding the convening 1. Total number of shares and voting rights At the time of the convening of the Annual General Meeting, the share capital of the Company is composed of 293,413,449 non-par value shares and consists solely of bearer shares, having one vote per share. The Company does not hold any treasury shares at the time of the convening of the Annual General Meeting. Therefore, there are 293,413,449 voting rights at the time of the convening of the Annual General Meeting. 2. Requirements for the participation in the Annual General Meeting and the ex-ercise of voting rights Only those shareholders are entitled to participate in the Annual General Meeting and to exercise their voting rights who have registered with the Company in text form in German or English by no later than the end of **9 May 2024, 24:00 hours (CEST)** using one of the contact options below and have provided the Company with evidence of their entitlement to participate in the Annual General Meeting and to exercise their voting rights:

Fresenius Medical Care AG
c/o Computershare Operations Center
80249 Munich
Germany
or by e-mail: anmeldestelle@computershare.de

As evidence of their entitlement to attend the Annual General Meeting and to exercise their voting rights, shareholders must, by the end of **9 May 2024, 24:00 hours (CEST)** at the latest, provide evidence of their shareholding issued by the ultimate intermediary, usually their depositary institution, in text form in German or English to one of the aforementioned contact options. Evidence pursuant to sec. 67c (3) AktG is sufficient.

The evidence of entitlement must – unlike in previous years – relate to the close of business on the 22nd day prior to the Annual General Meeting, i.e., **24 April 2024, 24:00 hours (CEST)** ("**Record Date**"). This is due to the fact that the legislator has amended the provisions of the German Stock Corporation Act on the record date in sec. 123 (4) sentence 2 AktG through the German Act on financing of future-proof investments (Future Financing Act; *Zukunftsfinanzierungsgesetz*) (see also agenda item 11 under which the alignment of the Articles of Association to the wording of sec. 123 (4) sentence 2 AktG as amended by the Future Financing Act is proposed).

Admission tickets to participate in the Annual General Meeting will be sent to eligible shareholders after the receipt of their registration and evidence of shareholding in due form and in a timely manner using one of the aforementioned contact options. Unlike the registration for the Annual General Meeting and the evidence of shareholding, the admission tickets merely serve as organizational aids and are not required in order to participate in the Annual General Meeting or to exercise voting rights. Most depositary institutions will ensure that admission tickets are received in good time, provided that shareholders complete the admission ticket order forms sent to them by their depositary institution and return them to their depositary institution in good time for the latter to be able to register and provide evidence of shareholding for the shareholder in good time. To ensure the timely receipt of the admission tickets, we ask shareholders, in their own interest, to contact their depositary institution as early as possible to ensure an early registration and a timely receipt of the admission ticket.

As regards the participation in the Annual General Meeting and the exercise of voting rights, only those who have duly provided evidence of shareholding are considered shareholders in relation to the Company. The right of participation in the Annual General Meeting and the extent of the voting rights are solely determined by the shareholding on the Record Date. The Record Date is not accompanied by a lock on the sale of shares, i.e., shareholders may dispose of their shares even after

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42137067 Page 91 registration. Even a full or partial sale of the shareholding after the Record Date does not affect the right to participate and the extent of the voting rights. This also applies accordingly to the acquisition of shares after the Record Date. Persons who do not yet hold shares on the Record Date and become shareholders only thereafter are entitled to participate in the Annual General Meeting and exercise voting rights for the shares held by them only to the extent that they are authorized by proxy or oth-erwise authorized to exercise rights. However, the Record Date has no relevance for dividend entitlement because this is solely linked to the shareholder status on the date of the resolution on the allocation of distributable profit by the Annual General Meeting. 3. Proxy voting procedure Shareholders may also have their rights in connection with the Annual General Meet-ing exercised by a proxy, e.g., an intermediary, an association of shareholders, a proxy advisor or another person of their choice. If the shareholder authorizes more than one person, the Company may reject one or more of these. For the authoriza-tion of the voting proxies appointed by the Company who are bound by instructions, the special features described under Section III.4 apply. The granting of proxy authorization, its revocation and the proof of authorization vis-à-vis the Company must be in text form. The text form requirement does not apply to the authorization of intermediaries as defined by sec. 67a (4) AktG, associations of shareholders, proxy advisors or other persons as defined by sec. 135 (8) AktG; intermediaries as defined by sec. 67a (4) AktG, associations of shareholders, proxy advisors or other persons as defined by sec. 135 (8) AktG, insofar as proxy author-ization shall be granted to them, may require different procedures, which need to be obtained from them in each case. The proxy authorization may be granted to the proxy or granted or proven to the Company. The proof of the authorization of a proxy may either be presented at the entrance to the meeting venue of the Annual General Meeting on the day of the Annual General Meeting or be submitted to the Company in advance to one of the following contact options: Fresenius Medical Care AG c/o Computershare Operations Center 80249 Munich Germany or by e-mail: anmeldestelle@computershare.de In case the proxy authorization or the proof of the authorization of a proxy is submit-ted to the Company in advance to the postal address or e-mail address stated above, we may for organizational reasons ask for a corresponding submission by 15 May 2024, 24:00 hours (CEST).

42137067 Page 92 The submission may also be made via electronic communication using the pass-word-protected authorization and instruction system (Shareholder Portal) in accord-ance with the explanations under Section III.5. This does not affect the possibility of granting proxy authorization to a third party at the Annual General Meeting on site. In order to allow a clear allocation of the proxy authorization, please state the full name or company, place of residence or business address, and admission ticket number of the shareholder. After registration has been completed, the Company will provide a form that can be used to grant proxy authorization together with the admission ticket. A corresponding form for granting proxy authorization can also be downloaded from the Company’s website at www.freseniusmedicalcare.com/en/agm. If the Company receives divergent declarations in connection with the granting and revocation of a proxy authorization by different means of transmission and if the Company cannot identify which of these declarations was made last, these declara-tions shall be treated as binding in the following order of transmission: (1) authoriza-tion and instruction system for the Annual General Meeting (Shareholder Portal), (2) e-mail and (3) paper form. Registration and evidence of shareholding in due form and in a timely manner in accordance with the above provisions are also required in case a proxy authorization is granted (see Section III.2, “Requirements for the participation in the Annual Gen-eral Meeting and the exercise of voting rights”). This does not preclude the granting of a proxy authorization after registration and providing evidence of shareholding. 4. Voting procedure for proxies appointed by the Company and bound by in-structions given to them The Company offers its shareholders or their proxies the opportunity to be repre-sented by proxies appointed by the Company and bound by instructions. The proxies appointed by the Company are employees of the Company or of an affiliated com-pany of the Company who vote on the individual agenda items in accordance with the instructions given to them based on authorizations by shareholders or their prox-ies. These proxies appointed by the Company must be granted proxy authorization in text form as well as express instructions for the exercise of voting rights. They will not exercise the voting rights at their own discretion but exclusively on the basis of the instructions given by the shareholder. If no explicit and unambiguous instructions have been given, the proxies appointed by the Company will abstain from voting on the relevant agenda items. If an individual vote is to be taken on an agenda item without this having been communicated in advance of the Annual General Meeting, an instruction on this agenda item as a whole shall also be deemed to be a corre-sponding instruction for each item of the individual vote. The proxies appointed by the Company will not accept any instructions to speak, ask questions, propose mo-tions, submit election proposals or make statements for the record, either in the run-

42137067 Page 93 up to the Annual General Meeting or during the Annual General Meeting, nor will they exercise any other shareholder rights. After registration has been completed, the Company will provide a form together with the admission ticket that can be used to grant proxy authorization and issue instruc-tions. A corresponding form for granting proxy authorization and issuing instructions can also be downloaded from the Company’s website at: www.freseniusmedicalcare.com/en/agm Proxy authorization including voting instructions for the proxies appointed by the Company may already be submitted to the Company prior to the Annual General Meeting. In this case, proxy authorization and voting instructions must be received by the Company for organizational reasons by 15 May 2024, 24:00 hours (CEST) at one of the following contact options: Fresenius Medical Care AG c/o Computershare Operations Center 80249 Munich Germany or by e-mail: anmeldestelle@computershare.de The submission may also be made via electronic communication using the pass-word-protected authorization and instruction system (Shareholder Portal) in accord-ance with the explanations under Section III.5. This does not preclude the possibility to grant proxy authorization to the proxies ap-pointed by the Company and to give them instructions at the Annual General Meet-ing until the beginning of voting. The authorization of proxies appointed by the Company does not preclude a per-sonal participation in the Annual General Meeting. If a shareholder wishes to partic-ipate and exercise his or her shareholders’ rights in person or via another proxy despite having already authorized the proxies appointed by the Company prior to the Annual General Meeting, participation in person or via such other proxy is deemed a revocation of the proxy authorization granted to the proxies appointed by the Company. If the Company receives divergent declarations in connection with the granting and revocation of a proxy authorization or instructions by different means of transmission and if the Company cannot identify which of these declarations was made last, these declarations shall be treated as binding in the following order of transmission: (1) au-thorization and instruction system for the Annual General Meeting (Shareholder Por-tal), (2) e-mail and (3) paper form. Registration and evidence of shareholding in due form and in a timely manner in accordance with the provisions stated above are also required in case a proxy au-thorization is granted to the proxies appointed by the Company (see Section III.2,

42137067 Page 94 “Requirements for the participation in the Annual General Meeting and the exercise of voting rights”). 5. Electronic transmission of proxy authorization and instructions, revocation of proxy authorizations and proof of authorization (Shareholder Portal) Proxy authorizations and instructions, the revocation of proxy authorizations and proof of authorization can until 15 May 2024, 24:00 hours (CEST) – subject to tech-nical availability – also be transmitted electronically to the Company via an internet-based authorization and instruction system (“Shareholder Portal”). Shareholders who have properly registered and properly provided evidence of their shareholding can access this password-protected Shareholder Portal on the Company’s website at: www.freseniusmedicalcare.com/en/agm Further information and deadlines for using the Shareholder Portal can also be found there. Access to the password-protected Shareholder Portal requires the entry of access data, which will be sent to shareholders or their proxies with the admission ticket after proper registration and provision of evidence of shareholding. 6. Information on shareholders’ rights pursuant to sec. 122 (2), sec. 126 (1), sec. 127, sec. 131 (1) AktG a) Supplements to the agenda at the request of a minority according to sec. 122 (2) AktG Shareholders whose total combined shares amount to the twentieth part of the share capital or the proportionate amount of the share capital of EUR 500,000.00 (that is equivalent to 500,000 non-par value shares), can request, according to sec. 122 (2) AktG, that items be placed on the agenda and be published. For each new item, reasons or a draft resolution must be attached. Supplemental requests must be received by the Company at least 30 days prior to the Annual General Meeting in writing; the day of receipt and the day of the Annual General Meeting are not included in that calculation. Therefore, the last possible date for receipt is 15 April 2024, 24:00 hours (CEST). Applicants must provide evidence that they have held the minimum quantity of shares for at least 90 days prior to the day of the receipt of the supplemental request by the Company and that they hold the shares until the decision of the Management Board on the supplemental request (sec. 122 (2), (1) sentence 3 AktG). When cal-culating the shareholding period, sec. 70 AktG must be observed. We ask shareholders to submit any supplemental requests to the following address: Fresenius Medical Care AG – Vorstand – Else-Kröner-Straße 1

61352 Bad Homburg v.d. Höhe
Germany

Unless made public with the invitation of the Annual General Meeting, supplements to the agenda that are required to be published are published without undue delay upon receipt of the supplemental request in the German Federal Gazette (*Bundesanzeiger*). In addition, such requests are made accessible to shareholders on the Company's website at www.freseniusmedicalcare.com/en/agm without undue delay and communicated pursuant to sec. 125 (1) sentence 3 AktG.

b) Motions and election proposals by shareholders according to sec. 126 (1), sec. 127 AktG

Prior to the Annual General Meeting shareholders may submit countermotions regarding proposals made by the Management Board and/or the Supervisory Board on specific agenda items as well as election proposals to the Company. Countermotions and election proposals to be made available which are received by the Company at least 14 days before the Annual General Meeting, not including the day of receipt and the day of the Annual General Meeting, i.e., no later than **1 May 2024, 24:00 hours (CEST)**, using one of the contact options below, will be made available to the other shareholders, including the name of the shareholder and any reasons, on the Company's website at www.freseniusmedicalcare.com/en/agm.

Any comments of the management of the Company on countermotions or election proposals will also be published under the aforementioned website.

Countermotions and election proposals must be sent exclusively to one of the following contact options:

Fresenius Medical Care AG
– Investor Relations –
Else-Kröner-Straße 1
61352 Bad Homburg v.d. Höhe
Germany
or by e-mail: hauptversammlung@freseniusmedicalcare.com

Countermotions or election proposals addressed elsewhere will not be considered.

A countermotion and any reasons given do not need to be made accessible under the prerequisites of sec. 126 (2) sentence 1 AktG. Pursuant to sec. 126 (2) sentence 2 AktG, any reasons for a countermotion also do not need to be made available if they amount to more than 5,000 characters in total. Sec. 126 AktG applies *mutatis mutandis* to election proposals of a shareholder pursuant to sec. 127 AktG. In addition, the Management Board is not obligated to publish an election proposal pursuant to sec. 127 sentence 3 AktG if such election proposal fails to contain the information required by sec. 124 (3) sentence 4 AktG and sec. 125 (1) sentence 5 AktG.

c) Right to information pursuant to sec. 131 (1) AktG

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42137067 Page 96 Upon request pursuant to sec. 131 (1) AktG, each shareholder shall in the Annual General Meeting be provided with information on the affairs of the Company by the Management Board including the legal and business relationships of the Company with affiliated companies and about the situation of the group and the companies included in the consolidated financial statements. This applies only to the extent that the information is necessary for a proper evaluation of an item on the agenda. The Management Board may refuse to provide information on the grounds listed in sec. 131 (3) sentence 1 AktG. Pursuant to sec. 131 (2) sentence 2 AktG in conjunction with Article 18 (2) sen-tence 2 of the Articles of Association of the Company, the chairperson of the meeting is entitled to reasonably limit the shareholders’ speaking time and the time to ask questions at the beginning or during the Annual General Meeting, insofar as this is permitted by law. d) Further information on the rights of the shareholders Further explanations of the shareholders’ rights under sec. 122 (2) AktG, sec. 126 (1) AktG, sec. 127 AktG and sec. 131 (1) AktG are available on the Com-pany’s website at www.freseniusmedicalcare.com/en/agm. 7. Information on the Company’s website This invitation to the Annual General Meeting, the documents to be made available to the Annual General Meeting and further information in connection with the Annual General Meeting pursuant to sec. 124a AktG can be accessed via the website of the Company at www.freseniusmedicalcare.com/en/agm as of the convening of the Annual General Meeting. These documents to be made available will also be available for inspection by the shareholders at the Annual General Meeting. These documents will also be availa-ble for inspection by the shareholders at the offices of the Company, Fresenius Med-ical Care AG, Else-Kröner-Straße 1, 61352 Bad Homburg v. d. Höhe, Germany, from the date of the convening of the Annual General Meeting. In addition, it is intended to publish the speech of the chairwoman of the Manage-ment Board on the aforementioned website of the Company prior to the Annual Gen-eral Meeting. The voting results will also be published on the aforementioned website of the Com-pany after the Annual General Meeting. 8. Audio and visual broadcast The chairperson of the meeting is expected to arrange that all shareholders of the Company and interested members of the public can follow the introductory

42137067 Page 97 statement of the chairperson of the meeting and the speech of the chairwoman of the Management Board live on the internet in video and audio from 10:00 hours (CEST) on the day of the Annual General Meeting. In this case, unrestricted access to the live broadcast will be made available via the website: www.freseniusmedicalcare.com/en/agm 9. Time specifications in this invitation The time specifications in this invitation refer to the Central European Summer Time (CEST) unless explicitly stated otherwise. With regard to the Coordinated Universal Time (UTC) this translates to UTC = CEST minus two hours. 10. Notice to the holders of American Depositary Receipts (ADR) regarding the Annual General Meeting Holders of ADR will generally submit voting instructions to The Bank of New York Mellon, in its capacity as the depositary bank, with respect to the shares represented by their ADRs. The Bank of New York Mellon will distribute to ADR holders (a) a notice informing ADR holders of the electronic availability of the invitation to the An-nual General Meeting and the agenda, as well as the materials referred to in the agenda, and (b) a voting instruction form. Voting instructions must be received by The Bank of New York Mellon by no later than 9 May 2024 prior to 12:00 hours (EDT) (UTC = EDT plus four hours). Persons whose ADR are held by a bank, a broker or another intermediary may be required to provide their voting instructions through their intermediaries, who will in turn forward such instructions to the depos-itary bank. 11. Data protection information for shareholders and their proxies When shareholders register for the Annual General Meeting and exercise their shareholder rights in relation to the Annual General Meeting or issue a proxy author-ization, the Company collects personal data about the shareholders and/or their proxies in order to enable the shareholders and their proxies to exercise their rights in relation to the Annual General Meeting. The Company processes personal data as a data controller in accordance with the provisions of the General Data Protection Regulation (“GDPR”) and all other applicable laws. Details on the processing of personal data and the rights of shareholders and/or their proxies under the GDPR can be found on the Company’s website at: www.freseniusmedicalcare.com/en/agm Hof (Saale), March 2024 Fresenius Medical Care AG The Management Board